Exhibit 3

newgold™

Management's Discussion and Analysis

For the year ended December 31, 2018

MANAGEMENT DISCUSSION AND ANALYSIS

All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.

For the year ended December 31, 2018

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s consolidated financial statements for the years ended December 31, 2018 and 2017 and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the cautionary note contained in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements. All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted. This MD&A has been prepared as at February 13, 2019. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

OUR BUSINESS

New Gold is a Canadian-focused intermediate gold mining Company. The Company has a portfolio of two core producing assets in a leading jurisdiction, the Rainy River gold mine (“Rainy River”) and New Afton gold-copper mine (“New Afton”) in Canada. The Company also operates the Cerro San Pedro gold-silver mine (“Cerro San Pedro”) in Mexico (which transitioned to the reclamation phase on December 31, 2018). The Mesquite gold mine (“Mesquite”) in the United States was sold in October 2018 and the Peak Mines gold-copper mine in Australia (“Peak Mines”) was sold in April 2018. In addition, New Gold owns 100% of the Blackwater project located in Canada (“Blackwater”). New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility.

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Contents

OUR BUSINESS	1
OPERATING AND FINANCIAL HIGHLIGHTS	3
CORPORATE DEVELOPMENTS	5
OUTLOOK FOR 2019	5
RESERVES AND RESOURCES	7
KEY PERFORMANCE DRIVERS	8
FINANCIAL RESULTS	10
REVIEW OF OPERATING MINES	16
DISCONTINUED OPERATIONS	24
DEVELOPMENT AND EXPLORATION REVIEW	26
FINANCIAL CONDITION REVIEW	27
NON-GAAP FINANCIAL PERFORMANCE MEASURES	33
ENTERPRISE RISK MANAGEMENT AND RISK FACTORS	50
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES	65
ACCOUNTING POLICIES	65
CONTROLS AND PROCEDURES	66
MINERAL RESERVES AND MINERAL RESOURCES	67
CAUTIONARY NOTES	70

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OPERATING AND FINANCIAL HIGHLIGHTS

OPERATING HIGHLIGHTS

The Company completed the sale of Mesquite in October 2018. Additionally, the Company completed the sale of Peak Mines in early April 2018. As a result, Mesquite and Peak Mines have been classified as discontinued operations. Operating highlights are disclosed on a continuing operations basis (unless otherwise noted).

Three months ended December 31			Year ended December 31
	2018	2017	2018	2017	2016
Continuing Operating information
Gold (ounces):
Produced (1)	97,428	58,070	315,483	149,009	163,091
Sold (1)	84,421	54,170	298,002	140,654	161,000
Copper (millions of pounds):
Produced (1)	20.8	24.6	85.1	90.6	87.3
Sold (1)	19.7	22.0	81.1	84.5	84.9
Silver (millions of ounces):
Produced (1)	0.2	0.3	0.7	1.0	1.1
Sold (1)	0.1	0.2	0.7	0.9	1.1
Revenue (1)
Gold ($/ounce)	1,209	1,223	1,236	1,211	1,180
Copper ($/pound)	2.71	2.44	2.79	2.41	2.03
Silver ($/ounce)	13.37	15.84	14.89	16.41	16.71
Average realized price(1) (2)
Gold ($/ounce)	1,230	1,268	1,263	1,278	1,275
Copper ($/pound)	2.96	2.70	3.06	2.66	2.95
Silver ($/ounce)	13.95	16.29	15.47	16.88	17.00
Operating expenses per gold ounce sold ($/ounce) (3)	568	731	648	605	622
Operating expenses per copper pound sold ($/pound) (3)	1.37	1.56	1.57	1.26	1.11
Operating expenses per silver ounce sold ($/ounce) (3)	6.44	9.39	7.93	7.98	8.55
Total cash costs per gold ounce sold ($/ounce) (2)(4)	186	393	270	(82)	(8)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(4)	688	714	961	488	463
Total cash costs per gold ounce sold on a co-product basis ($/ounce) (2)(4)	540	778	641	670	612
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce) (2)(4) TOTAL OPERATIONS (includes Mesquite and Peak Mines)	857	945	1,051	914	843
Gold (ounces):
Produced(1)	110,559	145,992	455,448	422,411	381,633
Sold (1)	96,721	143,644	434,866	410,086	378,239
All-in sustaining costs per gold ounce sold ($/ounce) (2)	718	771	925	727	692
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Average realized price, total cash costs and all-in sustaining costs per gold ounce sold and total cash costs and all-in sustaining costs on a co-product basis are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
4.	The calculation of total cash costs and all-in sustaining costs per gold ounce sold is net of by-product silver and copper revenue. Total cash costs and all-in sustaining costs on a co-product basis remove the impact of other metal sales that are produced as a by-product of the Company’s gold production and apportions the cash costs to each metal produced on a percentage of revenue basis. If silver and copper revenue were treated as co-products, co-product total cash costs for the year ended December 31, 2018 from continuing operations would be $8.10 per silver ounce sold (2017 - $8.42) and $1.75 per copper pound sold (2017 - $1.49) and co-product all-in sustaining costs for the year ended December 31, 2018 would be $13.12 per silver ounce sold (2017 - $11.65) and $2.74 per copper pound sold (2017 - $2.00). Co-product total cash costs for the three months ended December 31, 2018 would be $6.45 per silver ounce sold (2017 - $9.85) and $1.50 per copper pound sold (2017 - $1.82) and co-product all-in sustaining costs for the year ended December 31, 2018 would be $10.05 per silver ounce sold (2017 - $12.00) and $2.27 per copper pound sold (2017 - $2.18).

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FINANCIAL HIGHLIGHTS

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017	2016
FINANCIAL INFORMATION
Revenue	157.4	123.5	604.5	388.7	381.1
Operating margin(1)	81.5	47.4	279.1	190.4	177.1
Revenue less cost of goods sold	20.8	(4.1)	39.2	30.3	15.9
Loss from continuing operations	(727.7)	(226.9)	(1,070.8)	(158.0)	(23.9)
Net loss	(728.4)	(195.6)	(1,225.7)	(108.0)	(43.0)
Adjusted net earnings (loss) from continuing operations (1)	22.7	(21.5)	(10.6)	(21.0)	(8.9)
Operating cash flows generated from continuing operations	57.8	58.4	193.0	197.1	165.8
Operating cash flows generated from continuing operations before changes in non-cash operating working capital (1)	74.8	39.1	264.6	153.3	167.5
Capital expenditures (sustaining) from continuing operations (1)	30.7	11.2	174.8	43.3	87.4
Capital expenditures (growth) from continuing operations (1)	8.7	83.4	39.1	510.9	479.6
Total assets	2,169.6	4,017.3	2,169.6	4,017.3	3,933.0
Cash and cash equivalents	103.7	216.2	103.7	216.2	185.9
Long-term debt	780.5	1,007.7	780.5	1,007.7	889.5
Non-current liabilities excluding long-term debt	298.9	626.1	298.9	626.1	794.9

Share Data
Loss per share from continuing operations:
Basic ($)	(1.26)	(0.39)	(1.85)	(0.28)	(0.08)
Diluted ($)	(1.26)	(0.39)	(1.85)	(0.28)	(0.08)
Loss per share:
Basic ($)	(1.26)	(0.34)	(2.12)	(0.19)	(0.01)
Diluted ($)	(1.26)	(0.34)	(2.12)	(0.19)	(0.01)
Adjusted net earnings (loss) per basic share ($)(1)	0.04	(0.04)	(0.02)	(0.04)	(0.02)
Share price as at December 31 (TSX – Canadian dollars)	1.05	4.13	1.05	4.13	4.71
Weighted average outstanding shares (basic) (millions)	578.8	578.1	578.7	564.7	511.8
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. Operating margin, adjusted net earnings (loss) from continuing operations, adjusted net earnings (loss) per basic share, capital expenditures (sustaining and growth) from continuing operations and operating cash flows generated from continuing operations before changes in non-cash operating working capital are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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CORPORATE DEVELOPMENTS

In October 2018, the Company completed the sale of its Mesquite Mine located in California for $158 million in cash prior to closing adjustments. Subsequent to December 31, 2018, the Company also received a final net working capital closing adjustment of approximately $4 million.

The Company has implemented a hedging strategy whereby it entered into gold and copper price option contracts to reduce exposure to fluctuations in gold and copper prices during the completion of remaining mine construction at Rainy River and relaunch the development of the New Afton C-zone.

The Company entered into gold price option collar contracts by purchasing put options with an average strike price of $1,230 per ounce and selling call options at an average strike price $1,300 per ounce covering 192,000 ounces of gold for 2019 (16,000 ounces per month).

The Company entered into copper price option collar contracts by purchasing put options with an average strike price of $2.50 per pound and selling call options at an average strike price $3.00 per pound covering 21,600 tonnes of copper for 2019 (1,800 tonnes per month).

OUTLOOK FOR 2019

Operational Estimates	Rainy River	New Afton	2019 Consolidated Guidance(1)
Gold Produced (ounces)	245,000 – 270,000	55,000 – 65,000	300,000 – 335,000
Copper Produced (Mlbs)	-	75 - 85	75 - 85
Gold Eq. Produced (ounces)(2)	250,000 – 275,000	215,000 – 245,000	465,000 – 520,000
Operating Expense per gold ounce	$870 - $950	$480 - $520	$690 - $770
Operating Expense per copper pound	-	$0.95 - $1.15	-
Total Cash Costs per gold ounce (with by-product credits)(3) Cash Costs per gold eq. ounce (on a co-product basis)(i)	$870 - $950	($1,350) - ($1,310)	$470 - $540
Total Cash Costs per gold eq. ounce (on a co-product basis)(3)	$870 - $950	$600 - $640	$740 - $820
All-in Sustaining Costs per gold ounce (with by-product credits)(3)	$1,690 - $1,790	($500) – ($420)	$1,370 - $1,470
All-in Sustaining Costs per gold eq. ounce (on a co-product basis)(3)	$1,690 - $1,790	$810 - $890	$1,330 - $1,430

Capital Investment & Exploration Estimates	Rainy River	New Afton	2019 Consolidated Guidance
Sustaining Capital ($M)(3)	$210 - $230	$45 - $55	$255 - $285
Growth Capital ($M)(3)	~$3	$40 - $45	$50 - $55(4)
Exploration ($M)	~$5	~$4	~$9
1. All production and cost estimates exclude potential production from Cerro San Pedro residual leaching. 2. Gold equivalent ounces includes 505,000 to 540,000 ounces of silver.
3. Refer to the Non-GAAP financial performance measures of the MD&A.
4. Consolidated growth capital includes $7 million for Blackwater permitting.

Material assumptions include: Spot prices of $1,300 per gold ounce, copper price of $2.75 per pound, and a foreign exchange rate of 1.30 Canadian dollars to the US dollar.

The Company’s 2019 guidance includes an increase in production from Rainy River and another year of solid performance from New Afton. During the year the Company will continue to advance its strategy of re-positioning for long-term success, which will include: completion of all remaining construction capital at the Rainy River in order to position the operation for efficient and sustainable mining; optimizing Rainy River life of mine plan with a clear focus on lowering future capital requirements while delivering strong free cash flow generation starting in 2020; re-launching an internally funded development program for the New Afton C-zone and delivering an optimized life of mine plan; as well as returning the Company’s focus to organic growth opportunities by launching strategic exploration programs at both assets.

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Rainy River

Rainy River is expected to deliver another year of production growth that builds on the progress achieved in the final four months of 2018. During 2019, the key objective will be optimizing open pit mining productivity and mill performance in order to achieve targeted availability, throughput and recoveries.

Gold production in 2019 is expected to increase over the previous year, driven by higher mill throughput and planned higher recoveries, offset by planned lower grades as mining operations transition between phase 1 and phase 2 of the mine plan.

During the year, approximately 46.7 million ex-pit tonnes will be mined at an increased strip ratio (waste: ore) of approximately 3.1:1 as the mine transitions to phase 2 of the mine plan. Approximately 11.3 million of ore tonnes will be mined for the year that will support continued segregation of approximately 3.8 million of lower grade ore for stockpiling.

Operating expenses are expected to be higher than the fourth quarter of 2018 as a result of a higher planned strip ratio and lower planned grades, however overall unit costs will continue to decrease throughout the year as mine and mill efficiencies improve, and cost controls and procurement initiatives are implemented.

Total sustaining capital is expected to be between $210 and $230 million for the year. Management has carefully reviewed the capital requirements for the year with the objective of positioning the operation for efficient, sustainable and long-term success.

Up to 72% ($150-$165 million) of sustaining capital requirements for the year is to complete deferred mine construction, primarily related to the tailings disposal facility, installation of wick drains to implement the engineered stabilization of the waste dumps, completion of the water treatment train, construction of a maintenance and warehouse facility, mill modifications and improvements that allow efficient operation of the gravity circuit, pebble crusher, ore classification system and camp facility.

Other sustaining capital of an estimated $60 to $65 million includes additional mobile equipment requirements (purchase and lease) to expand the mining fleet as well as the mill and surface equipment fleet, mill upgrades to support achievement of targeted throughput, availability and recoveries and additional pumping capacity. Approximately $33 million of other sustaining and working capital primarily consists of the phase 2 capitalized stripping program of the mine plan and capital projects that were not completed in 2018.

All-in sustaining costs will increase as compared to the fourth quarter of 2018 due to higher sustaining capital requirements as described above. It is expected that sustaining capital requirements will decrease significantly beginning in 2020 as all remaining construction and mill upgrades are completed and the mining fleet has been expanded to planned levels.

Consistent with the Company’s focus on organic growth opportunities, an exploration program will be launched in 2019 that will focus on the northeast trend and potential expansion of the intrepid zone.

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During the year, the Company is fully committed to completing all remaining construction in order to best position the operation for efficient and sustainable mining and long-term success.

New Afton

New Afton is expected to deliver another year of solid production and low costs that drive strong free cash flow streams. The objective for 2019 is to reinvest in the long-term future of this high-quality asset by re-launching a self-funded development strategy for the C-zone, which will extend mine life to 2030 with robust economics. A strategic exploration program will be launched during the year that will follow up on key targets located below the C-zone as well as regional targets on the larger land package.

Gold and copper production for the year is expected to be lower than the prior year, primarily related to planned lower gold and copper grades, which is consistent with the current mine plan. Production will continue to drive solid operating and cash cost performance for the year.

Sustaining capital is expected to increase over the prior year and primarily includes the development of the B3-zone, as well as a scheduled tailings dam raise.

As previously disclosed, an internally funded development strategy (assuming spot prices of $1,300 per gold ounce, $2.75 per copper pound and a foreign exchange rate of $1.30 Canadian dollars to the U.S. dollar) for the New Afton C-zone is underway, which will extend mine life to 2030 with robust economics. Subsequently, growth capital for the year is expected to increase significantly over 2018, primarily related to C-zone development activities.

Growth capital for 2019 is estimated to be between $40 and $45 million, which primarily consists of advancing an exploration decline and the purchase of required mobile equipment and infrastructure ($5 to $7.5 million).

During the year, the Company will launch a strategic exploration program at New Afton that will focus on previously identified exploration targets located below the C-zone as well as regionally over the land package, which could further extend mine life.

Other assets

During the year closure activities will continue that primarily focus on closing and reclaiming mine infrastructure while working closely with local communities and governments in order to leave a positive legacy.

The Company will continue to assess alternative project scenarios at Blackwater that would involve lower initial capital requirements and a higher-grade pit configuration with the goal of generating positive returns at current metals prices. The Company will continue to work on receiving the Environmental Assessment (“EA”) approval in 2019, and actively working with local First Nations to complete a Participation Agreement (“PA”).

During 2019, the Company may consider other strategic alternatives with respect to the Blackwater project.

RESERVES AND RESOURCES

Consolidated gold reserves decreased by approximately 35,000 ounces as compared to year-end 2017 (mid-year 2018 for Rainy River). This decrease includes approximately 218,000 ounces of mining depletion at Rainy River during Q3 and Q4 and approximately 79,000 ounces of mining depletion at the New Afton Mine. Mining depletion was partially offset by approximately 262,000 ounces of positive resource-to-reserve conversions from updated mining designs and operational plans.

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Measured and Indicated resources decreased marginally due to the resource to reserve conversion at New Afton. Measured and Indicated resources at Rainy River and Blackwater remain materially unchanged as compared to previously reported Measured and Indicated resources.

Inferred resources were relatively unchanged over the prior year.

KEY PERFORMANCE DRIVERS

There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are market prices of gold, copper and silver, as well as foreign exchange rates.

Production Volumes and Costs

New Gold’s portfolio of continuing operating mines produced 315,483 gold ounces for the year ended December 31, 2018 and 97,428 gold ounces for the three months ended December 31, 2018.

For an analysis of the impact of production volumes and costs for the three months ended December 31, 2018 relative to prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.

Commodity Prices

Gold Prices

The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.

For the year ended December 31, 2018, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,236 and $1,263, respectively, compared to the London bullion market (“LBMA”) p.m. average gold price of $1,269 per ounce. For the three months ended December 31, 2018, New Gold’s gold revenue per ounce and average realized gold price per ounce were $1,209 and $1,230, respectively, compared to the LBMA p.m. average gold price of $1,228 per ounce.

Copper Prices

For the year ended December 31, 2018, New Gold’s copper revenue per pound and average realized copper price per pound were $2.79 and $3.06, respectively, above the average London Metal Exchange (“LME”) copper price of $2.96 per pound. For the three months ended December 31, 2018, New Gold’s copper revenue per pound and average realized copper price per pound were $2.71 and $2.96, respectively, compared to the average LME copper price of $2.80 per pound. The higher price realized was due to the Company exercising its copper put options.

Silver Prices

For the year ended December 31, 2018, New Gold’s silver revenue per ounce and average realized silver price per ounce were $14.89 and $15.47 respectively, compared to the LBMA p.m. average silver price of $15.71 per ounce. For the three months ended December 31, 2018, New Gold’s silver revenue per ounce and average realized silver price per ounce were $13.37 and $13.95, respectively, compared to the LBMA p.m. average silver price of $14.54 per ounce.

In December 2018 the Company entered into gold price option contracts and copper price option contracts to provide downside price protection. Please refer to the “Corporate Developments” section of this MD&A.

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Foreign Exchange Rates

The Company operates in Canada and Mexico, while revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in various exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton, Rainy River and Blackwater, as well as through corporate administration costs. The Company also has exposure to the Mexican peso through Cerro San Pedro.

The Canadian dollar was consistent against the U.S. dollar for the year ended December 31, 2018. The average Canadian dollar against the average U.S. dollar for the three months ended December 31, 2018 weakened by approximately 4% when compared to the prior-year period. The strengthening or weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as well as capital costs at the Company’s Canadian development properties as a significant portion of operating and capital costs are denominated in Canadian dollars.

The Mexican peso weakened against the U.S. dollar by approximately 2% for the year ended December 31, 2018. The average Mexican peso against the average U.S. dollar for the three months ended December 31, 2018 weakened by approximately 5% when compared to the prior-year period. The strengthening or weakening of the Mexican peso impacts costs in U.S. dollar terms at the Company’s Mexican operation, Cerro San Pedro, as a portion of operating costs are denominated in Mexican pesos.

For an analysis of the impact of foreign exchange fluctuations on operating costs for the year ended December 31, 2018 relative to prior-year periods, refer to the “Review of Operating Mines” sections for Rainy River, New Afton and Cerro San Pedro.

Economic Outlook

The LBMA p.m. gold price decreased by 1% since the start of 2018 and increased by 4% during the fourth quarter. The global economy remains relatively strong, although ongoing trade tensions between the U.S. and China continues to be the greatest risk to further growth in the near-term.

Prospects for gold are encouraged by several structural factors. Mine supply has been plateauing as high quality deposits become more difficult to find and more expensive to develop and mine. Exploration budgets have been cut in recent years, increasing the likelihood that supply will remain muted, even in the face of increasing gold prices. Gold held in exchange-traded products has increased steadily since October 2018, suggesting increased investor interest in the gold sector.

Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for precious metals and for gold in particular, and believes the prospects for the business are favourable.

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FINANCIAL RESULTS

Summary of Quarterly Financial Results

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017	2016
FINANCIAL RESULTS
Revenue	157.4	123.5	604.5	388.7	381.1
Operating expenses	75.9	76.1	325.4	198.3	204.0
Depreciation and depletion	60.7	51.5	239.9	160.1	161.2
Revenue less cost of goods sold	20.8	(4.1)	39.2	30.3	15.9
Corporate administration	7.6	4.9	23.2	23.7	22.9
Corporate restructuring	1.8	4.2	4.1	4.2	-
Share-based payment expenses	0.2	(1.8)	0.7	5.1	8.3
Asset Impairment	671.1	268.4	1,054.8	268.4	6.4
Exploration and business development	1.5	1.3	3.0	6.4	2.2
Loss from operations	(661.4)	(281.1)	(1,046.6)	(277.5)	(23.9)
Finance income	0.5	0.2	1.5	1.1	1.4
Finance costs	(17.1)	(12.6)	(69.0)	(12.8)	(9.5)
Other gains and losses
Gain (loss) on foreign exchange	23.9	(8.8)	6.6	43.8	0.3
Gain on disposal of El Morro stream	-	-	-	33.0	-
Other gain (loss) on disposal of assets	1.1	0.2	(0.3)	0.3	0.1
Loss on revaluation of investments	-	(0.1)	(0.2)	(0.2)	-
(Loss) gain on copper forward contracts and copper option contracts	(2.2)	0.3	4.8	(4.4)	-
Unrealized (loss) gain on revaluation of gold stream obligation	(2.5)	(17.0)	11.7	(21.8)	-
Settlement and loss on revaluation of gold price option contracts	(4.8)	1.1	(4.8)	(6.5)	(4.0)
Revaluation of CSP’s reclamation and closure cost obligation	(1.0)	-	(1.0)	-	-
Other	(0.2)	0.1	1.3	2.4	(9.6)
Loss earnings before taxes	(663.7)	(317.7)	(1,096.0)	(242.6)	(45.2)
Income tax (expense) recovery	(64.0)	90.8	25.2	84.6	2.2
Loss from continuing operations	(727.7)	(226.9)	(1,070.8)	(158.0)	(43.0)
Earnings (loss) from discontinued operations	(0.7)	31.3	(154.9)	50.0	36.0
Net loss	728.4	(195.6)	(1,225.7)	(108.0)	(7.0)
Adjusted earnings (loss) from continuing operations (1)	22.7	(21.5)	(10.6)	(21.0)	(8.9)
1.	The Company uses certain non-GAAP financial performance measures throughout this MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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Revenue

For the year ended December 31, 2018, the $215.8 million, or 56%, increase in revenue was due to the combined impact of a $187.7 million increase in sales volumes and a $28.1 million increase in average realized prices, due to higher copper prices. The average realized prices for the year ended December 31, 2018 were $1,263 per gold ounce, $3.06 per pound of copper and $15.47 per silver ounce. This compared to $1,278 per gold ounce, $2.66 per pound of copper and $16.88 per silver ounce in the prior-year period.

For the three months ended December 31, 2018, the $33.9 million, or 27%, increase in revenue was due to the combined impact of a $30.9 million increase in sales volumes and a $3.0 million increase in average realized prices. The average realized prices for the three months ended December 31, 2018 were $1,230 per gold ounce, $2.96 per pound of copper and $13.95 per silver ounce. This compared to $1,268 per gold ounce, $2.70 per pound of copper and $16.29 per silver ounce in the prior-year period.

The increase in volume is due to production from Rainy River, which reached commercial production in the fourth quarter of 2017. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.

Operating expenses

For the year ended December 31, 2018, operating expenses increased compared with the prior-year period mainly due to the inclusion of operating expenses at Rainy River during its first full year of production, and an inventory write-down at Cerro San Pedro as a result of a recoverability analysis performed as residual leaching at Cerro San Pedro begins its final phase.

For the three months ended December 31, 2018, operating expenses were consistent with the prior year.

Depreciation and depletion

For the year and three months ended December 31, 2018, depreciation and depletion increased compared with the prior-year period due to depreciation and depletion being recognized at Rainy River.

Revenue less cost of goods sold

For the year and three months ended December 31, 2018, revenue less cost of goods sold increased, primarily due to increased revenues, partially offset by increased operating expenses, and higher depreciation and depletion.

Corporate administration, corporate restructuring and share-based payment expenses

For the year ended December 31, 2018, corporate administration was consistent with that of the prior year. For the three months ended December 31, 2018, the increase in corporate administration was due to the Company restructuring the senior leadership team.

Additionally, in 2018, the Company recognized a restructuring charge of approximately $4.1 million in severance and other termination benefits related to changes at the executive leadership level of the organization. In 2017, the Company recognized a restructuring charge of approximately $4.2 million in severance and other termination benefits related to restructuring its corporate office workforce.

For the year and three months ended December 31, 2018, the decrease in share-based payment expenses was primarily attributable to the decrease of the Company’s share price in the current period, which resulted in lower costs for the Company’s cash-settled share-based payment arrangements.

11

Asset impairment

In accordance with the Company’s accounting policies, the recoverable amount of an asset or cash generating unit (“CGU”) is estimated when an indication of impairment exists.

During the second half of 2018, the Company experienced a significant and prolonged period where the carrying value of its net assets was more than its market capitalization. The Company identified this market capitalization deficiency as an indicator of impairment as at December 31, 2018. As a result of this impairment indicator, the Company assessed its CGUs and determined that an impairment existed at Rainy River and Blackwater.

At Rainy River, the impairment loss was largely driven by increased capital expenditures and a lower in-situ value as a result of applying a lower per ounce value to in-situ ounces. As a result of this assessment, the Company is recording a $452.9 million impairment loss at Rainy River.

At Blackwater, the Company assessed the value of the project using an in-situ metric approach for reserves and resources, rather than a discounted cash flow approach, consistent with the approach a market participant would take, and also applying a lower per ounce value to in-situ ounces. This approach incorporated values based on recent comparable market transactions. As a result of this assessment, the Company is recording a $218.2 million impairment loss at Blackwater.

Total impairment loss recorded during the three months ended December 31, 2018 is $671.1 million. For the year ended December 31, 2018 the Company recorded impairment losses of $836.6 million at Rainy River and $218.2 million at Blackwater, totaling $1,054.8 million pre-tax ($953.2 million after-tax). There was no tax recovery associated with the impairment losses at Rainy River and Blackwater recorded during the fourth quarter of 2018 as the Company has not recognized any deferred tax assets as at December 31, 2018. Refer to Note 16 of the consolidated financial statements for further information.

Detailed disclosures of the Company’s impairment losses are included in the consolidated financial statements for the years ended December 31, 2018 and 2017 and related notes.

Finance income and finance costs

For the year and three months ended December 31, 2018, finance costs increased as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River in November 2017.

Other gains and losses

The following other gains and losses are added back for the purposes of adjusted net earnings:

Gold stream obligation

For the year ended December 31, 2018, the unrealized gain on revaluation of the gold stream obligation derivative instrument was due to an increase in the risk-free interest rate and a decrease in short-term metal forward prices.

Copper option contracts

In December 2018, the Company entered into copper price option collar contracts by purchasing put options with an average strike price of $2.50 per pound and selling call options at an average strike price of $3.00 per metric tonne covering 21,600 tonnes of copper for 2019 (1,800 tonnes per month).

These derivative instruments are fair valued at the end of each reporting period. For the three months ended December 31, 2018, the Company recognized a gain of $0.7 million on the revaluation of the copper price option contracts resulting from the revaluation of the copper price option contracts due to the decrease in copper prices. The Company recorded a gain of $4.1 million on the settlement of its 2018 copper option contracts.

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Gold option contracts

In December 2018, the Company entered into gold price option collar contracts by purchasing put options with an average strike price of $1,230 per ounce and selling call options at an average strike price of $1,300 per ounce covering 192,000 ounces of gold for 2019 (16,000 ounces per month).

These derivative instruments are fair valued at the end of each reporting period. For the year ended December 31, 2018, the Company recognized a loss of $4.8 million on the revaluation of the gold price option contracts resulting from the revaluation of the gold price option contracts due to an increase in gold prices.

Foreign exchange

Movements in foreign exchange are primarily due to the revaluation of the deferred tax assets and liabilities at the balance sheet date and the appreciation or depreciation of the Canadian dollar and Mexican peso compared to the U.S. dollar in the current period.

Other prior-year period gains and losses

In 2017, a gain of $1.2 million on the mark-to-market of share purchase warrants was recorded as the traded value of the New Gold share purchase warrants decreased. In June 2017 all share purchase warrants expired unexercised, thus there was no earnings impact for the year and three months ended December 31, 2018. During the first quarter of 2017, the Company sold its 4% stream on future gold production from El Morro for $65.0 million cash. As a result, the Company recorded a gain on disposal of $33.0 million representing the difference between the net proceeds received and the carrying value of the asset.

Income tax

Income tax recovery from continuing operations for the year ended December 31, 2018 was $25.2 million on a loss before taxes of $1,096.0 million compared to a recovery of $84.6 million on loss before tax of $242.6 million in the prior year, reflecting an effective tax rate of 2.14% in 2018 compared to 34.9% in 2017. The primary reason for the change in the unadjusted effective tax rate is the change in unrecognized deferred tax assets.

For the year ended December 31, 2018, the Company recorded a foreign exchange gain of $0.4 million on non-monetary assets and liabilities, compared to a loss of $7.4 million in the prior year with no associated tax impact.

On an adjusted net loss basis, the adjusted tax recovery from continuing operations for the year ended December 31, 2018, was $25.9 million, compared to adjusted tax expense of $1.1 million in the prior year. The adjusted tax expense excludes the impairment on Rainy River and Blackwater, impact of the Cerro San Pedro heap leach write-down, corporate restructuring costs and other gains and losses on the consolidated income statement. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

(Loss) earnings from discontinued operations, net of tax

For the year and three months ended December 31, 2018 and comparative periods, both Peak Mines and Mesquite have been classified as discontinued operations, and accordingly earnings and cash flows from continuing operations are presented exclusive of Peak Mines and Mesquite.

As a result of the sale of Mesquite, the Company recognized a pre-tax impairment loss of $253.1 million for the year ended December 31, 2018.

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Net loss

For the year and three months ended December 31, 2018, the net loss was impacted by the impairment loss at Rainy River and Blackwater, an inventory write-down at Cerro San Pedro, an increase in depreciation and depletion expenses and finance costs, which were partially offset by a higher operating margin when compared to the prior period.

Adjusted net earnings (loss) from continuing operations

Net losses have been adjusted for the impairment loss at Rainy River and Blackwater, corporate restructuring costs, inventory impairment at Cerro San Pedro and other gains and losses on the consolidated income statement. Key elements in other gains and losses are: the fair value changes for the gold stream obligation; fair value changes for copper forward contracts and gold price option contracts; foreign exchange gain or loss; and fair value of gold price option. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Adjusted net loss from continuing operations for the year ended December 31, 2018 was $10.6 million, or $0.02 per basic share, compared to an adjusted net loss from continuing operations of $21.0 million, or $0.04 per basic share in the prior-year period. Adjusted net loss from continuing operations was primarily impacted by an increase in operating margin of $104.5 million (adjusted for the impact of the heap leach write-down at Cerro San Pedro), a decrease of $8.3 million in exploration, business development, and corporate general and administrative expenses, and a decrease in income tax recovery of $28.8 million when compared to the prior year. This was partially offset by an increase in depreciation and depletion expenses of $78.7 million and an increase in finance costs less finance income of $52.5 million (adjusted for the impact of the gain on modification of long-term debt), as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River.

Adjusted net earnings from continuing operations for the three months ended December 31, 2018 was $22.7 million, or $0.04 per basic share, compared to adjusted net loss of $21.5 million, or $0.04 per basic share in the prior-year period. Adjusted net earnings from continuing operations was primarily impacted by an increase in operating margin of $40.5 million (adjusted for the impact of the heap leach write-down at Cerro San Pedro) and an income tax recovery of $22.0 million. This increase was partially offset by an increase in finance costs less finance income of $4.2 million, an increase in depreciation and depletion expenses of $9.2 million and an increase of $4.9 million in exploration, business development, and corporate general and administrative expenses.

For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A. For further information on the Company’s financial results, please refer to the “Financial Results” section of this MD&A.

14

Key Quarterly Operating and Financial Information

Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Continuing Operating information
Gold production from continuing operations (ounces)(1)	97,428	77,533	76,751	63,711	58,070	29,520	30,842	30,577	37,943
Gold sales from continuing operations (ounces)(1)	84,421	76,653	72,774	64,154	54,170	28,479	27,245	30,760	37,522
Revenue	157.4	147.1	152.5	147.5	123.5	93.0	84.8	87.3	94.0
(Loss) earnings from continuing operations	(727.7)	(1.6)	(310.6)	(30.9)	(226.6)	26.7	11.1	31.1	(38.2)
per share:
Basic ($)	(1.26)	(0.00)	(0.54)	(0.05)	(0.39)	0.05	0.02	0.06	(0.07)
Diluted ($)	(1.26)	(0.00)	(0.54)	(0.05)	(0.39)	0.05	0.02	0.06	(0.07)
Discontinued Operating information
Earnings (loss) from discontinued operations, net of tax	0.7	(164.2)	8.6	1.4	31.3	0.3	12.0	6.4	15.9
TOTAL OPERATIONS (INCLUDES MESQUITE AND PEAK MINES)
Total gold production (ounces)(1)	110,559	144,025	108,550	122,315	145,992	82,027	105,064	89,327	95,883
Total gold sales (ounces)(1)	96,721	112,058	105,924	120,163	143,644	79,904	99,235	87,304	93,936
Net (loss) earnings	728.4	(165.8)	(302.0)	(29.5)	(195.6)	27.0	23.1	37.5	(22.3)
per share:
Basic ($)	(1.26)	(0.29)	(0.52)	(0.05)	(0.34)	0.05	0.04	0.07	(0.04)
Diluted ($)	(1.26)	(0.29)	(0.52)	(0.05)	(0.34)	0.05	0.04	0.07	(0.04)

1.	A detailed discussion of production is included in the “Operating Highlights” section of this MD&A.

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REVIEW OF OPERATING MINES

Rainy River Mine, Ontario, Canada

Rainy River is a gold mine located approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people, in northwestern Ontario, Canada. The property is located near infrastructure and is comprised of approximately 192 square kilometres of freehold and leasehold patented surface rights and mining rights, properties and unpatented mining claims.

As at December 31, 2018, the mine had 4.2 million ounces of Proven and Probable Gold Mineral Reserves, with 2.1 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves. A summary of Rainy River’s operating results is provided below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Ore mined (thousands of tonnes)	2,949	1,808	12,296	1,808
Waste mined (thousands of tonnes)	7,310	5,013	27,267	5,013
Ore processed (thousands of tonnes)	1,901	977	6,546	977
Ratio of waste-to-ore	2.48	2.77	2.22	2.77
Average grade:
Gold (grams/tonne)	1.42	0.94	1.25	0.94
Silver (%)	2.12	2.20	1.99	2.20
Recovery rate (%):
Gold	89	86	86	86
Silver	64	56	60	56
Gold (ounces):
Produced (1)	77,202	28,509	227,284	28,509
Sold (1)	66,123	26,359	214,804	26,359
Silver (millions of ounces):
Produced (1)	0.1	0.04	0.2	0.04
Sold (1)	0.1	0.04	0.2	0.04
Revenue
Gold ($/ounce)	1,229	1,276	1,260	1,276
Silver ($/ounce)	14.53	16.49	15.65	16.49
Average realized price (2):
Gold ($/ounce)	1,229	1,276	1,260	1,276
Silver ($/ounce)	14.53	16.50	15.65	16.50
Operating expenses per gold ounce sold ($/ounce) (4)	648	1,432	826	1,432
Operating expenses per silver ounce sold ($/ounce) (4)	7.66	18.52	10.26	18.52
Total cash costs per gold ounce sold (2)(3)	641	1,436	820	1,436
All-in sustaining costs per gold ounce sold (2)(3)	1,054	1,549	1,501	1,549
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	648	1,432	826	1,432
Silver ($/ounce)	7.66	18.52	10.26	18.52
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	1,056	1,543	1,498	1,543
Silver ($/ounce)	12.49	19.96	18.61	19.96
FINANCIAL INFORMATION
Revenue	82.2	34.3	274.4	34.3
Operating margin (2)	38.9	(4.2)	94.5	(4.2)
Revenue less cost of goods sold	18.9	(18.3)	16.2	(18.3)
Capital expenditures (sustaining capital) (2)	25.6	2.6	142.1	2.6
Capital expenditures (growth capital) (2)	6.1	80.7	28.5	496.7

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.

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2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

During the fourth quarter, the Rainy River Mine reported continued improvement in overall operational performance and delivered quarterly gold production of 77,202 ounces (66,123 sold) and 227,284 ounces (214,804 sold) for the year, achieving revised annual guidance.

The mill run rate averaged 25,835 tonnes per day for the quarter. The first full quarter in which the mill averaged a daily run rate above the target 24,000 tonnes per day. Milling operations were suspended for approximately ten days during the quarter to repair the Semi-Autogenous Grinding (SAG) mill starter and to address the ball mill trunnion, which was replaced during the first quarter of 2019.

Mill gold recovery for the quarter was 89%. During the quarter, considerable efforts were deployed to improve the carbon regeneration and stripping circuits, allowing for an improved overall recovery of more than 90% during the second half of December. Mill recoveries are expected to continue to improve over the next two quarters as ongoing mill upgrades and the optimization of the grinding circuit are completed.

A total of 10.3 million ex-pit tonnes were mined during the quarter, for an average of 111,507 tonnes per day, including 2.53 million tonnes of medium and high-grade ore.

Grade reconciliation for the quarter continued to be consistent with the resource and dig-shape models, providing additional confidence in the deposit.

Revenue

For the year and three months ended December 31, 2018, revenue increased compared to the prior-year period due to higher metal sales volumes. Revenue consists of a full year of production in comparison to the prior year in which commercial production was effective from November 1, 2017.

Revenue less cost of goods sold

For the year and three months ended December 31, 2018, revenue less cost of goods sold increased, primarily driven by higher gold sales volumes.

Asset impairment

For the year ended December 31, 2018, the Company has recorded an after-tax impairment charge of $735.0 million relating to Rainy River. Please refer to the “Financial Results” section of this MD&A.

Operating expenses, total cash costs and all-in sustaining costs

For the year ended December 31, 2018, operating expense per gold ounce sold was $826 compared to $1,432 in the prior year with the decrease driven by the stronger operational performance and increase in gold ounces sold. Operating expenses per ounce exceeded full-year revised 2018 guidance by 7% due to the impact of start-up challenges and unplanned maintenance related to the mill facility impacting both production and costs.

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For the year ended December 31, 2018, total cash costs and all-in sustaining costs per gold ounce sold were $820 and $1,501. All-in sustaining costs in the year includes costs related to the mill upgrade and $71.6 million ($333 per ounce) of construction costs that have been categorized as sustaining capital. Excluding construction, all-in sustaining costs for the year were $1,168 per ounce.

Total cash costs and all-in sustaining costs per gold ounce sold were below revised annual guidance due to lower capital expenditures in 2018.

Capital expenditures

For the year and three months ended December 31, 2018, the increase in sustaining capital expenditures related primarily to tailings dam construction, other infrastructure and capitalized stripping.

Impact of foreign exchange on operations

Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the year ended December 31, 2018, the value of the U.S. dollar averaged $1.295 against the Canadian dollar, compared to $1.297 in the prior-year period. This had a negative impact on total cash costs of $1 per gold ounce sold against the prior year.

For the three months ended December 31, 2018, the value of the U.S. dollar averaged $1.32 against the Canadian dollar compared to $1.27 in the prior-year period. This had a positive impact on total cash costs of $25 per gold ounce sold against the prior year.

Exploration activities

Exploration activities during year and three months ended December 31, 2018 involved field reconnaissance to identify areas of prospective gold mineralization within the Company’s greater Rainy River mineral tenements.

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New Afton Mine, British Columbia, Canada

The New Afton Mine is located near Kamloops, British Columbia. As at December 31, 2018, the mine had 1.1 million ounces of Proven and Probable Gold Mineral Reserves and 903 million pounds of Proven and Probable Copper Mineral Reserves, with 1.1 million ounces of Measured and Indicated Gold Mineral Resources, exclusive of Mineral Reserves, and 891 million pounds of Measured and Indicated Copper Mineral Resources, exclusive of Mineral Reserves. A summary of New Afton’s operating results is provided below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Ore mined (thousands of tonnes)	1,573	1,728	5,839	6,325
Ore processed (thousands of tonnes)	1,381	1,483	5,354	5,993
Average grade:
Gold (grams/tonne)	0.51	0.58	0.53	0.56
Copper (%)	0.82	0.93	0.87	0.85
Recovery rate (%):
Gold	84	81	85	80
Copper	83	81	83	81
Gold (ounces):
Produced (1)	18,778	22,384	77,329	86,163
Sold (1)	17,176	20,132	72,489	81,067
Copper (millions of pounds):
Produced (1)	20.8	24.6	85.1	90.6
Sold (1)	19.7	22.0	81.1	84.5
Silver (millions of ounces):
Produced (1)	0.1	0.1	0.3	0.3
Sold (1)	0.1	0.1	0.3	0.3
Revenue
Gold ($/ounce)	1,130	1,132	1,156	1,162
Copper ($/pound)	2.71	2.44	2.79	2.41
Silver ($/ounce)	12.19	13.92	13.64	15.11
Average realized price (1)(2):
Gold ($/ounce)	1,237	1,254	1,266	1,280
Copper ($/pound)	2.96	2.70	3.06	2.66
Silver ($/ounce)	13.34	15.43	14.95	16.64
Operating expenses per gold ounce sold ($/ounce) (4)	375	362	384	412
Operating expenses per copper pound sold ($/pound) (4)	0.90	0.78	0.93	0.85
Total cash costs per gold ounce sold ($/ounce) (2)(3)	(1,629)	(1,363)	(1,626)	(1,126)
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	(1,306)	(909)	(1,147)	(605)
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	482	484	495	530
Copper ($/pound)	1.16	1.04	1.19	1.10
All-in sustaining costs on a co-product basis (2)(3)
Gold ($/ounce)	567	617	623	692
Copper ($/pound)	1.36	1.33	1.50	1.44

Financial Information:
Revenue	73.7	77.3	314.1	302.0
Operating margin(2)	49.2	52.6	209.8	194.9
Revenue less cost of goods sold(5)	9.3	16.8	51.6	55.6
Capital expenditures (sustaining capital) (2)	5.0	8.3	32.6	39.3
Capital expenditures (growth capital) (2)	1.0	0.3	3.3	2.9

1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, operating margin, and capital expenditures (sustaining capital and growth capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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3.	The calculation of total cash costs per gold ounce is net of by-product revenue while total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

The mine produced 18,778 gold ounces for the quarter and 77,329 ounces for the year, exceeding the high end of annual guidance. Copper production for the quarter was 20.8 million pounds and 85.1 million pounds for the year, reaching the high end of annual guidance.

An ore segregation strategy commenced during the quarter and was further enhanced with the recent commissioning of an ore scanner, which is expected to increase overall mill grade.

The initial phase of a two-phase mill upgrade to address supergene ore recovery was completed on time and on budget during the quarter, which included the installation of pressure jigs and a magnetic separator with commissioning currently underway. The second phase of the planned upgrade will be launched during the first quarter of 2019 with commissioning scheduled for the third quarter.

Revenue

For the year ended December 31, 2018, revenue increased compared to the prior-year period due to higher copper realized prices, which were partially offset by lower gold realized prices and lower metal sales volume.

For the three months ended December 31, 2018, revenue decreased compared to the prior-year period due to lower metal sales volume and lower realized gold prices, which were partially offset by higher realized copper prices.

Revenue less cost of goods sold

For the year ended December 31, 2018, the decrease in revenue less cost of goods sold was primarily driven by higher operating expenses per gold ounce sold. For the three months ended December 31, 2018, the decrease in revenue less cost of goods sold was primarily driven by higher operating expenses per gold and lower copper ounces sold.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the year ended December 31, 2018, operating expenses per gold ounces sold decreased due to lower processing costs resulting from the expected decrease in mill throughput.

For the three months ended December 31, 2018, operating expenses increased as there was no capitalized mine development in the current quarter compared to the prior-year quarter. For the year ended December 31, 2018, all-in sustaining costs decreased due to higher by-product revenues and lower sustaining costs which were partially offset by the increase in operating expenses. By-product revenues benefitted from an increase in the realized copper price which more than offset the decrease in copper sales volumes. New Afton’s sustaining costs decreased by $6.7 million to $32.6 million when compared to the prior-year period due to capitalized mine development being included in the prior year.

For the three months ended December 31, 2018, all-in sustaining costs decreased due to lower quarterly sustaining costs which were partially offset by higher operating expenses. By-product revenues were slightly lower than the prior-year period as lower copper sales volume was partially offset by an increase in the realized copper price. New Afton’s quarterly sustaining costs decreased by $3.3 million to $5.0 million when compared to the fourth quarter of 2017.

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Capital expenditures

During the year ended December 31, 2018, sustaining capital expenditures were primarily related to tailings dam raises and equipment purchases, while the prior-year period included mine development and tailings dam raises. Growth capital expenditures in the current and prior-year period were study costs related primarily to the New Afton C-zone.

Impact of foreign exchange on operations

New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the year ended December 31, 2018, the value of the U.S. dollar averaged $1.295 against the Canadian dollar, compared to $1.297 in the prior-year period, resulting in a negative impact on total cash costs of $3 per gold ounce sold against the prior year.

For the three months ended December 31, 2018, the value of the U.S. dollar averaged $1.32 against the U.S. dollar compared to $1.27 in the prior-year period. This had a positive impact on total cash costs of $70 per gold ounce sold.

Exploration activities

Exploration activities for the year ended December 31, 2018 continued to focus on field reconnaissance to identify prospective copper and gold targets within the Company’s greater New Afton mineral tenements.

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Cerro San Pedro Mine, San Luis Potosí, México

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central México, approximately 20 kilometres east of the city of San Luis Potosí. The mine is a gold-silver, open pit, run-of-mine heap leach operation. Cerro San Pedro finished active mining late in the second quarter of 2016 and the Company has now discontinued the addition of cyanide to the heap leach pad. A summary of Cerro San Pedro’s operating results is provided below:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Gold (ounces)
Produced (1)	1,448	7,177	10,870	34,337
Sold (1)	1,122	7,679	10,709	33,228
Silver (millions of ounces)
Produced (1)	0.1	0.1	0.1	0.6
Sold (1)	0.1	0.1	0.1	0.6
Revenue
Gold ($/ounce)	1,243	1,279	1,291	1,278
Silver ($/ounce)	14.83	16.71	16.30	17.02
Average realized price (2):
Gold ($/ounce)	1,243	1,279	1,291	1,278
Silver ($/ounce)	14.83	16.71	16.30	17.02
Operating expenses per gold ounce sold ($/ounce) (4)	6,583	1,380	3,308	1,287
Operating expenses per silver ounce sold ($/ounce) (4)	78.50	18.03	41.76	17.14
Total cash costs per gold ounce sold ($/ounce) (2)(3)	1,146	1,414	2,068	1,264
All-in sustaining costs per gold ounce sold ($/ounce) (2)(3)	14	1,545	2,023	1,425
Total cash costs on a co-product basis (2)(3)
Gold ($/ounce)	1,154	1,390	1,959	1,267
Silver ($/ounce)	13.76	18.16	24.73	16.87
All-in sustaining costs on a co-product basis )(2)
Gold ($/ounce)	120	1,498	1,921	1,397
Silver ($/ounce)	1.43	19.56	24.25	18.61

FINANCIAL INFORMATION
Revenue	1.5	11.9	16.0	52.4
Operating margin (2)	(6.6)	(1.0)	(25.2)	(0.3)
Revenue less cost of goods sold	(7.4)	(2.6)	(28.6)	(7.0)
Capital expenditures (sustaining capital)(2)	-	-	-	- 0.7
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory adjustments, where applicable.
2.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, total cash costs and all-in sustaining costs on a co-product basis, average realized price, and operating margin and capital expenditures (sustaining) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Performance Measures” section of this MD&A.
3.	The calculation of total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold is net of by-product silver revenue. Total cash costs and all-in sustaining costs on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

Operating results

Production

Cerro San Pedro finished active mining late in the second quarter of 2016 and the Company has now discontinued the addition of cyanide to the heap leach pad. While existing solution will be recirculated, small amounts of residual gold and silver are expected to be recovered during this process. As a result, and consistent with expectations, for the year and three months ended December 31, 2018, gold and silver production decreased compared to the prior-year period. Cerro San Pedro gold production for the year ended December 31, 2018 was 10,870 ounces, achieving revised annual guidance.

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Revenue

For the year ended December 31, 2018, the decrease in revenue was attributable to lower metal prices and a decrease in metal sales volumes at Cerro San Pedro due to the mine transitioning to the reclamation phase of its mine cycle life.

Revenue less cost of goods sold

For the year ended December 31, 2018, revenue less cost of goods sold was a loss of $28.6 million, primarily attributable to the decrease in revenue described above. Revenue less cost of goods sold included an inventory write-down of $16.9 million, of which $15.8 million was included in operating expenses and $1.1 million was included in depreciation and depletion. The write-down was a result of the mine transitioning to the reclamation phase of its mine life cycle.

Operating expenses, total cash costs and all-in sustaining costs

For the year and three months ended December 31, 2018, operating expenses increased as compared to the prior-year period, due to lower gold sales volumes. All-in sustaining costs also increased when compared to the prior-year period, due to lower gold sales volumes.

Impact of foreign exchange on operations

Cerro San Pedro operations are impacted by fluctuations in the valuation of the Mexican peso against the U.S. dollar. For the year ended December 31, 2018, the value of the Mexican peso averaged MXN19.23 against the U.S dollar, compared to MXN18.91 in the prior year. This had a positive impact on total cash costs of $6 per gold ounce sold.

For the three months ended December 31, 2018, the value of the Mexican peso averaged MXN19.83 against the U.S. dollar compared to MXN18.96 in the prior-year period. This had a positive impact on total cash costs of $5 per gold ounce sold.

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DISCONTINUED OPERATIONS

In September 2018, the Company announced that it had entered into an agreement to sell Mesquite and as a result Mesquite met the criteria as a discontinued operation under IFRS 5. The Company completed the sale of Mesquite in October 2018.

For the year ended December 31, 2018 and prior-year comparative periods, the net earnings from Mesquite are reported as earnings from discontinued operations.

In 2017, the Company began a process for the sale of Peak Mines, its gold-copper mine located in Australia, and upon commencement of the process, Peak Mines met the criteria as a discontinued operation under IFRS 5. The Company completed the sale of Peak Mines in early April 2018.

Mesquite Mine, California, USA

During the third quarter of 2018, the Company entered into an agreement for the sale of Mesquite and completed the sale during the fourth quarter of 2018. Accordingly, the Mesquite Mine has been classified as a discontinued operation. A summary of Mesquite’s operating results is provided below.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Operating information
Ore mined and placed on leach pad (thousands of tonnes)	2,040	5,868	18,473	20,828
Waste mined (thousands of tonnes)	2,627	5,818	33,129	38,023
Ratio of waste-to-ore	1.29	0.99	1.79	1.83
Average grade:
Gold (grams/tonne)	0.31	0.29	0.58	0.32
Gold (ounces):
Produced (1)(2)	13,131	52,170	114,533	168,889
Sold (1)	12,300	54,612	115,389	168,800
Revenue
Gold ($/ounce)	1,226	1,281	1,266	1,278
Average realized price (3):
Gold ($/ounce)	1,226	1,281	1,266	1,278
Total cash costs per gold ounce sold ($/ounce) (3)	810	749	828	727
All-in sustaining costs per gold ounce sold ($/ounce) (3)	921	833	889	817

FINANCIAL INFORMATION
Revenue	15.1	70.0	146.1	215.7
Operating margin(3)	5.1	29.1	50.5	93.0
Revenue less cost of goods sold	5.1	10.1	15.1	32.8
Capital expenditures (sustaining capital)(3)	1.0	3.9	4.5	12.8
1.	Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory, where applicable.
2.	Tonnes of ore processed each period does not necessarily correspond to ounces produced during the period, as there is a time delay between placing tonnes on the leach pad and pouring gold ounces.
3.	We use certain non-GAAP financial performance measures throughout our MD&A. Total cash costs and all-in sustaining costs per gold ounce sold, average realized price, operating margin and capital expenditures (sustaining capital) are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.
4.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis. For further information and a detailed reconciliation, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A.

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Operating results

In the third quarter of 2018, the Company announced that it had entered into an agreement to sell the Mesquite Mine located in California. The Company completed the sale of Mesquite in the fourth quarter of 2018.

Production

For the year and three months ended December 31, 2018, gold production was lower than the prior year as the asset was sold in October 2018.

Revenue

For the year ended December 31, 2018, revenue decreased compared with the prior year due to lower gold sales volumes and a lower realized gold price.

Revenue less cost of goods sold

For the year and three months ended December 31, 2018, the decrease in revenue less cost of goods sold was primarily driven by a decrease in revenue compared to the prior year.

Operating expenses, total cash costs and all-in sustaining costs per gold ounce sold

For the year and three months ended December 31, 2018, all-in sustaining costs increased compared to the prior year. All-in sustaining costs per ounce for the three months ended December 31, 2018 were impacted by the lower gold sales volumes.

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DEVELOPMENT AND EXPLORATION REVIEW

Blackwater Project, British Columbia, Canada

Blackwater is a bulk-tonnage, gold-silver project located approximately 160 kilometres southwest of Prince George, a city of approximately 80,000 people, in central British Columbia, Canada. The project property position covers over 1,000 square kilometres and is located near infrastructure.

Environmental and permitting activities

The following environmental and permitting related activities occurred at Blackwater during the year and three months ended December 31, 2018:

•	The Provincial and Federal EA technical review stage continued, with the Company working through the remaining requests for information received in the quarter and now anticipates approval of the Blackwater EA in 2019.
•	Advanced discussions with key First Nations on Participation Agreements.
•	Advanced project trade-off studies.

The Company will continue to assess alternative project scenarios at Blackwater that would involve lower initial capital requirements and a higher-grade pit configuration with the goal of generating positive returns at current metals prices. The Company will continue to work on receiving the EA approval in 2019, and actively working with local First Nations to complete a PA.

Project costs

For the year ended December 31, 2018, capital expenditures totalled $7.3 million, compared to $11.3 million in the prior year. For the three months ended December 31, 2018, capital expenditures totalled $1.6 million, compared to $2.4 million in the prior-year period. Expenditures in the current period related to continued advancement of the EA process, including work to resolve remaining regulatory and First Nations comments and related environmental and engineering studies, as well as discussions with First Nations on Participation Agreements.

Asset impairment

For the year ended December 31, 2018, the Company has recorded an after-tax impairment charge of $218.2 million relating to Blackwater. Please refer to the “Financial Results” section of this MD&A.

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FINANCIAL CONDITION REVIEW

Balance Sheet Review

As at December 31		As at December 31
(in millions of U.S. dollars)	2018	2017
balance sheet information
Cash and cash equivalents	103.7	216.2
Other current assets	186.7	238.8
Non-current assets	1,879.2	3,453.3
Assets held for sale	-	109.0
Total assets	2,169.6	4,017.3

Current liabilities	130.9	181.2
Non-current liabilities excluding long-term debt	298.9	626.1
Long-term debt	780.5	1,007.7
Liabilities held for sale	-	62.8
Total liabilities	1,210.3	1,877.8
Total equity	959.3	2,139.5
Total liabilities and equity	2,169.6	4,017.3

Assets

Cash and cash equivalents

The decrease in cash and cash equivalents was primarily driven by the repayment of $230.0 million under the Credit Facility (the “Credit Facility”) and capital expenditures at Rainy River which were partially offset by the net proceeds from the sales of Mesquite and Peak Mines and operating cash flows generated during the year.

Other current assets

Other current assets primarily consist of trade and other receivables, inventories, prepaid expenses, and derivative assets. Other current assets decreased when compared with the prior period with a decrease in heap leach ore inventories due to the completion of the sale of Mesquite and an inventory write-down at Cerro San Pedro which was partially offset by an increase in trade and other receivables.

Non-current assets

Non-current assets consist of mining interests which include the Company’s mining properties, development projects, property, plant and equipment, and long-term inventory. The decrease in non-current assets were driven by the impairment losses at Rainy River and Blackwater and the completion of the sale of Mesquite.

Assets held for sale

Assets held for sale in the prior year consisted of Peak Mines which were sold in April 2018. A detailed discussion is included in the “Discontinued Operations” section of this MD&A.

Liabilities

Current liabilities

Current liabilities consist primarily of trade and other payables. Current liabilities decreased compared to 2017 as the prior year included current liabilities of Mesquite and a reduction in trade payables and accruals related to the payment of capital development working capital at Rainy River which was outstanding as at December 31, 2017.

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Non-current liabilities excluding long-term debt

Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, the gold stream obligation and deferred tax liabilities.

The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton, Cerro San Pedro and Blackwater. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at December 31, 2018 was $86.1 million, and was lower than the balance at December 31, 2017 of $121.5 million, primarily due to the sale of Mesquite.

The net deferred income tax liability decreased from $78.7 million as at December 31, 2017, to $41.5 million at December 31, 2018. The decrease was mainly driven by the impact of asset impairment at Rainy River and Blackwater, which resulted in a net deferred tax asset as at December 31, 2018 for income tax purposes, which was not recognized. The remaining net deferred tax liability pertains to the BC Mining Tax for New Afton and Blackwater.

Long-term debt and other financial liabilities containing financial covenants

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt includes senior unsecured notes and the amounts drawn on the Company’s revolving Credit Facility.

The Company’s gold stream obligation contains a maximum leverage ratio covenant (net debt to earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments) of 3.5 : 1.0, with the exception that the net leverage covenant limit may increase to 4.0 : 1.0 for two consecutive quarters, provided that it thereafter returns to a maximum of 3.5 : 1.0.

The Company issued $500.0 million of senior unsecured notes (“2022 Unsecured Notes”) which mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. The Company issued $300.0 million of senior unsecured notes (“2025 Unsecured Notes”) which mature and become due and payable on May 15, 2025, and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments in May and November of each year. The 2022 and 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0: 1.0.

The Company holds a revolving Credit Facility with a maturity date in August 2021. As at December 31, 2018, the Credit Facility has a borrowing limit of $225.0 million, decreasing from $400.0 million as at September 30, 2018. Previously, the Credit Facility was secured by New Afton and Mesquite. The Company sold Mesquite in October 2018, which resulted in its removal as security for the Credit Facility and a reduction in the borrowing limit to $225.0 million. The Company has granted to its lenders under the credit facility a security interest in Rainy River. The Company completed perfection of the security of the Credit Facility in February 2019 and as a result, the borrowing limit has returned to $400.0 million.

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA, all of which are measured on a rolling four-quarter basis at the end of every quarter.

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Significant financial covenants are as follows:

		Year ended December 31	Year ended December 31
	Financial covenant	2018	2017
Financial covenants
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.5 : 1	4.7 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.6 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.4 : 1	n/a

During the year ended December 31, 2018, the Company repaid $230.0 million under the Credit Facility, reducing the outstanding amount as at December 31, 2018 to $nil. As at December 31, 2018, letters of credit amounting to $110.8 million have been issued through the Credit Facility (December 31, 2017 - $138.8 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies.

Liquidity and Cash Flow

As at December 31, 2018, the Company had cash and cash equivalents of $103.7 million compared to $216.2 million at December 31, 2017. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from the DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper.

The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates.  These factors are monitored by the Company on a regular basis and will continue to be reviewed.

The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the year and three months ended December 31, 2018 and 2017:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
cash flow information
Cash generated from continuing operations	57.8	58.4	193.0	197.1
Investing cash flows used by continuing operations (capital expenditures and other)	(39.0)	(94.3)	(212.7)	(554.1)
Cash generated from investing activities (sale of Mesquite, Peak Mines, El Morro stream and other assets)	150.6	2.6	193.3	67.9
Cash (used in) generated from financing activities	(194.3)	-	(312.7)	219.8
Effect of exchange rate changes on cash and cash equivalents	(0.4)	(1.3)	(0.5)	1.9
Cash flows related to discontinued operations	-	43.7	27.2	97.7
Change in cash and cash equivalents	(25.3)	9.1	(112.5)	30.3

Operations

For the year ended December 31, 2018, cash generated from operations was consistent with the prior-year period as the increase in operating margin was offset by an increase in working capital associated with the increase in stockpile inventory at Rainy River in comparison to the prior year including the receipt of an outstanding concentrate receivable of $21.2 million.

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Investing Activities

Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Spending was $213.9 million for the year ended December 31, 2018 compared to $554.2 million in the prior year. In the prior year, investing activities primarily focused on project advancement at Rainy River, which reached commercial production in the fourth quarter of 2017.

For the year ended December 31, 2018, the Company received $42.4 million of net proceeds from the sale of Peak Mines which was completed in early April 2018, and $149.8 million of net proceeds from the sale of Mesquite which was completed in October 2018. The final net working capital closing adjustment will be received in February, 2019.

The following table summarizes the capital expenditures (mining interests per the audited consolidated statements of cash flows) for the year and three months ended December 31, 2018 and 2017:

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017
CAPital EXpenditures by site
Rainy River	31.7	83.4	170.6	499.3
New Afton	6.1	8.6	35.9	42.2
Cerro San Pedro	-	-	-	0.7
Blackwater	1.6	2.4	7.3	11.3
Corporate	-	0.2	0.1	0.7
Capital expenditures from continuing operations	39.4	94.6	213.9	554.2
Peak Mines	-	13.1	8.7	34.7
Mesquite	1.1	3.9	4.5	12.8
Total capital expenditures	40.5	111.6	227.1	601.7

Financing Activities

Cash used in financing activities was primarily related to the repayment of $230.0 million under the Credit Facility and $63.2 million of interest paid on the Company’s long-term debt.

New Gold’s $400.0 million Credit Facility was previously secured by New Afton and Mesquite. Upon closing of the Mesquite sale, Rainy River was added as security to replace Mesquite in order to maintain the facility at $400.0 million and extend the maturity by one year to August 2021. Prior to the Rainy River security being perfected in February 2019, the Credit Facility was limited to a maximum draw of $225.0 million.

The Company’s December 31, 2018 cash balance of $103.7 million, together with the $114.2 million available for drawdown under the Credit Facility at December 31, 2018 provided the Company with approximately $217.9 million of liquidity. The liquidity increased to $392.9 million with $175 million of additional Credit Facility availability upon the perfection of the Rainy River security, which occurred in February 2019.

The net cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. To mitigate a portion of this risk, in December 2018, the Company entered into copper and gold price option collar contracts for 2019 production by purchasing put options and selling call options covering 21,600 tonnes of copper and 192,000 ounces of gold.

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In 2019, the Company will be completing all remaining construction at Rainy River and will be starting the C-zone development at New Afton resulting in significant capital expenditures that are expected to exceed total cash generated from operations. Assuming the continuation of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow, refinancing activities and other corporate actions.

Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. As at December 31, 2018, these commitments totalled $27.2 million, $26.9 million of which is expected to come due over the next 12 months. This compares to commitments of $51.4 million as at December 31, 2017, $48.5 million of which was expected to come due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

Contingencies

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations. As at December 31, 2018 and 2017 there were no contingent losses recorded.

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Contractual Obligations

The following is a summary of the Company’s payments due under contractual obligations:

				As at December 31		As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 Years	4-5 Years	After 5 Years	2018 Total	2017 Total
CONTRACTUAL OBLIGATIONS(1)
Long-term debt	-	-	500.0	300.0	800.0	1,030.0
Interest payable on long-term debt	50.3	100.8	65.5	26.3	242.9	292.9
Total lease commitments	9.3	6.6	4.0	-	19.9	10.3
Capital expenditure commitments	26.9	0.2	0.1	-	27.2	51.4
Reclamation and closure cost obligations	6.6	21.8	9.8	78.4	116.6	187.1
Gold stream obligation	19.2	43.5	55.2	149.6	267.5	290.5
Total contractual obligations	112.3	172.9	634.6	554.3	1,474.1	1,862.2

Related Party Transactions

The Company did not enter into any related party transactions during the year and three month ended December 31, 2018 and 2017.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Outstanding Shares

As at February 13, 2019, there were 579,115,291 common shares of the Company outstanding. The Company had 8,730,978 stock options outstanding under its share option plan, exercisable for up to 8,730,978 common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Total Cash Costs per Gold Ounce

“Total cash costs per gold ounce” is a non-GAAP measure that is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. New Gold believes that this measure, along with sales, is a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

The Company produces copper and silver as by-products of its gold production. The calculation of total cash costs per gold ounce for Rainy River and Cerro San Pedro is net of by-product silver sales revenue, and the calculation of total cash costs per gold ounce sold for New Afton is net of by-product silver and copper sales revenue. New Gold notes that in connection with New Afton, the copper by-product revenue is sufficiently large to result in a negative total cash cost on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.

To provide additional information to investors, New Gold has also calculated total cash costs on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. In 2019, in addition to reporting total cash costs on a co-product basis per gold ounce, silver ounce or pound of copper sold, the Company will also report gold equivalent total cash costs per ounce on a co-product basis. Gold equivalent ounces of copper and silver produced will be computed as pounds of copper and silver ounces produced multiplied by the ratio of the average realized copper and silver price to the average realized gold price. Unless indicated otherwise, all total cash cost information in this MD&A is net of by-product sales.

Total cash costs are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

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All-in Sustaining Costs per Gold Ounce

“All-in sustaining costs per gold ounce” is a non-GAAP measure based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies, to develop a measure that expands on IFRS measures such as operating expenses and non-GAAP measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes the all-in sustaining costs measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses all-in sustaining costs, together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.

All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

New Gold defines all-in sustaining costs per ounce as the sum of total cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as non-sustaining and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.

Costs excluded from all-in sustaining costs are non-sustaining capital expenditures and exploration costs, financing costs, tax expense, transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.

To provide additional information to investors, New Gold has also calculated all-in sustaining costs per ounce on a co-product basis, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, silver ounces or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. In 2019, in addition to reporting all-in sustaining costs on a co-product basis per gold ounce, silver ounce or pound of copper sold, the Company will also report gold equivalent all-in sustaining costs per ounce on a co-product basis. Gold equivalent ounces of copper and silver produced will be computed as pounds of copper and silver ounces produced multiplied by the ratio of the average realized copper and silver price to the average realized gold price. Unless indicated otherwise, all all-in sustaining costs information in this MD&A is net of by-product sales. By including total cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.

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Cash Costs and All-in Sustaining Costs (“AISC”) per Ounce Reconciliation Tables

The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	47.9	27.0	0.9	75.8
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	84,421	19.7	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	568	1.37	6.44
Operating expenses(1)	47.9	27.0	0.9	75.8
Treatment and refining charges on concentrate sales	1.8	5.1	0.1	7.0
Adjustments(2)	(4.2)	(2.4)	(0.1)	(6.7)
Total cash costs from continuing operations	45.5	29.7	0.9	76.2
By-product silver and copper sales from continuing operations				(60.5)
Total cash costs net of by-product revenue from continuing operations				15.7
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	84,421	19.7	0.1
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	540	1.50	6.45
Total cash costs per gold ounce sold from continuing operations ($/ounce)				186
Total co-product cash costs from continuing operations	45.5	29.7	0.9
Total cash costs net of by-product revenue from continuing operations				15.7
Sustaining capital expenditures(4)	18.6	10.4	0.4	29.4
Sustaining exploration - expensed	0.9	0.5	-	1.4
Corporate G&A including share-based compensation(5)	6.0	3.4	0.1	9.5
Reclamation expenses	1.3	0.7	-	2.0
Total co-product all-in sustaining costs from continuing operations	72.4	44.7	1.4
Total all-in sustaining costs net of by-product revenue from continuing operations				58.0
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	857	2.27	10.05
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				688
Total co-product all-in sustaining costs (6)	83.3	45.1	1.5
Total all-in sustaining costs net of by-product revenue (6)				69.4
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	862	2.29	10.13
All-in sustaining costs per gold ounce sold ($/ounce)				718
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include the non-cash inventory write-down associated with Cerro San Pedro transitioning to the reclamation phase of its mine life cycle and social closure costs incurred at Cerro San Pedro included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite and Peak Mines, which has been classified as a discontinued operation as at and for the year ended December 31, 2018.

35

Year ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	193.0	127.1	5.4	325.4
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	298,002	81.1	0.7
Operating expenses per unit of metal sold ($/ounce or pound)	648	1.56	7.93
Operating expenses(1)	193.0	127.1	5.4	325.4
Treatment and refining charges on concentrate sales	8.0	21.6	0.4	30.0
Adjustments(2)	(10.0)	(6.6)	(0.3)	(16.9)
Total cash costs	191.0	142.1	5.5	338.6
By-product silver and copper sales from continuing operations				(258.2)
Total cash costs net of by-product revenue from continuing operations				80.4
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	298,002	81.1	0.7
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	641	1.75	8.10
Total cash costs per gold ounce sold from continuing operations ($/ounce)				270
Total co-product cash costs from continuing operations	191.0	142.1	5.5
Total cash costs net of by-product revenue from continuing operations				80.4
Sustaining capital expenditures(4)	102.7	67.6	2.9	173.2
Sustaining exploration - expensed	1.7	1.1	0.1	2.9
Corporate G&A including share-based compensation(5)	13.7	9.0	0.4	23.2
Reclamation expenses	3.9	2.6	0.1	6.6
Total co-product all-in sustaining costs from continuing operations	313.0	222.4	9.0
Total all-in sustaining costs net of by-product revenue from continuing operations				286.3
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	1,051	2.74	13.12
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				961
Total co-product all-in sustaining costs (6)	440.7	228.9	9.4
Total all-in sustaining costs net of by-product revenue (6)				402.3
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	1,013	2.67	12.83
All-in sustaining costs per gold ounce sold ($/ounce)				925
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include the non-cash inventory write-down associated with Cerro San Pedro transitioning to the reclamation phase of its mine life cycle and social closure costs incurred at Cerro San Pedro included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite and Peak Mines, which have been classified as a discontinued operation as at and for the year ended December 31, 2018.

36

Three months ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	39.6	34.3	2.2	76.1
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	54,170	22.0	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	731	1.56	9.39
Operating expenses(1)	39.6	34.3	2.2	76.1
Treatment and refining charges on concentrate sales	2.5	5.8	0.1	8.4
Adjustments(2)	0.1	-	-	0.1
Total cash costs from continuing operations	42.1	40.1	2.3	84.6
By-product silver and copper sales from continuing operations				(63.3)
Total cash costs net of by-product revenue from continuing operations				21.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	54,170	22.0	0.2
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	778	1.82	9.85
Total cash costs per gold ounce sold from continuing operations ($/ounce)				393
Total co-product cash costs from continuing operations	42.1	40.1	2.3
Total cash costs net of by-product revenue from continuing operations				21.3
Sustaining capital expenditures(4)	5.8	5.0	0.3	11.2
Sustaining exploration - expensed	0.3	0.2	-	0.5
Corporate G&A including share-based compensation(5)	2.0	1.7	0.1	3.8
Reclamation expenses	1.0	0.8	0.1	1.9
Total co-product all-in sustaining costs from continuing operations	51.2	48.0	2.8
Total all-in sustaining costs net of by-product revenue from continuing operations				38.6
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	945	2.18	12.00
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				714
Total co-product all-in sustaining costs (6)	131.6	54.1	3.6
Total all-in sustaining costs net of by-product revenue (6)				110.7
All-in sustaining costs on a co-product basis(3) ($/ounce or pound)	916	2.17	11.91
All-in sustaining costs per gold ounce sold ($/ounce)				771
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite and Peak Mines, which has been classified as a discontinued operation as at and for the year ended December 31, 2018.

37

Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
COnsolidated Opex, Cash cost and aisc reconciliation
Operating expenses(1)	85.0	106.1	7.1	198.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	140,654	84.5	0.9
Operating expenses per unit of metal sold ($/ounce or pound)	605	1.26	7.98
Operating expenses(1)	85.0	106.1	7.1	198.3
Treatment and refining charges on concentrate sales	9.6	20.7	0.4	30.7
Adjustments(2)	(0.4)	(0.4)	-	(0.8)
Total cash costs	94.2	126.4	7.5	228.1
By-product silver and copper sales from continuing operations				(239.6)
Total cash costs net of by-product revenue from continuing operations				(11.5)
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	140,654	84.5	0.9
Total cash costs on a co-product basis from continuing operations (3) ($/ounce or pound)	670	1.49	8.42
Total cash costs per gold ounce sold from continuing operations ($/ounce)				(82)
Total co-product cash costs from continuing operations	94.2	126.4	7.5
Total cash costs net of by-product revenue from continuing operations				(11.5)
Sustaining capital expenditures(4)	18.4	23.0	1.5	42.9
Sustaining exploration - expensed	0.9	1.1	0.1	2.1
Corporate G&A including share-based compensation(5)	12.1	15.2	1.0	28.3
Reclamation expenses	2.9	3.6	0.2	6.7
Total co-product all-in sustaining costs from continuing operations	128.6	169.3	10.3
Total all-in sustaining costs net of by-product revenue from continuing operations				68.5
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	914	2.00	11.65
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				488
Total co-product all-in sustaining costs (6)	372.8	198.9	12.9
Total all-in sustaining costs net of by-product revenue (6)				298.2
All-in sustaining costs on a co-product basis(3) ($/ounce or pound) (4)	909	2.06	12.01
All-in sustaining costs per gold ounce sold ($/ounce) (4)				727
1.	Operating expenses (“Opex”) are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
4.	See “Total Sustaining Capital Expenditure Reconciliation” to reconcile sustaining capital expenditures to mining interests per the statement of cash flows.
5.	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
6.	Includes the impact of Mesquite and Peak Mines, which have been classified as a discontinued operation as at and for the year ended December 31, 2018.

38

Three months ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
RAINY RIVER OPEX, cash costs and AISC reconciliation
Operating expenses(1)	42.8	0.5	43.3
Units of metal sold (ounces/millions of ounces)	66,123	0.1
Operating expenses per unit of metal sold ($/ounce)	648	7.66
Operating expenses(1)	42.8	0.5	43.3
By-product silver sales			(0.9)
Total cash costs net of by-product revenue			42.4
Units of metal sold (ounces/millions of ounces)	66,123	0.1
Total cash costs on a co-product basis(2) ($/ounce)	648	7.66
Total cash costs per gold ounce sold ($/ounce)			641
Total co-product cash costs	42.8	0.5
Total cash costs net of by-product revenue			42.4
Sustaining capital expenditures	25.3	0.3	25.6
Sustaining exploration expense	0.1	-	0.1
Reclamation expenses	1.6	-	1.6
Total co-product all-in sustaining costs	69.8	0.8
Total all-in sustaining costs net of by-product revenue			69.7
All-in sustaining costs on a co-product basis(2) ($/ounce)	1,056	12.49
All-in sustaining costs per gold ounce sold ($/ounce)			1,054
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Year ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
RAINY RIVER OPEX, cash costs and AISC reconciliation
Operating expenses(1)	177.5	2.5	179.9
Units of metal sold (ounces/millions of ounces)	214,804	0.2
Operating expenses per unit of metal sold ($/ounce)	826	10.26
Operating expenses(1)	177.5	2.5	179.9
By-product silver sales			(3.8)
Total cash costs net of by-product revenue			176.2
Units of metal sold (ounces/millions of ounces)	214,804	0.2
Total cash costs on a co-product basis(2) ($/ounce)	826	10.26
Total cash costs per gold ounce sold ($/ounce)			820
Total co-product cash costs	177.5	2.5
Total cash costs net of by-product revenue			176.2
Sustaining capital expenditures	139.9	1.9	141.9
Sustaining exploration expense	0.5	-	0.5
Reclamation expenses	3.9	0.1	4.0
Total co-product all-in sustaining costs	321.8	4.5
Total all-in sustaining costs net of by-product revenue			322.5
All-in sustaining costs on a co-product basis(2) ($/ounce)	1,498	18.61
All-in sustaining costs per gold ounce sold ($/ounce)			1,501
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

39

Three months and year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
RAINY RIVER OPEX, cash costs and AISC reconciliation
Operating expenses(1)	37.8	0.7	38.5
Units of metal sold (ounces/millions of ounces)	26,359	39,739
Operating expenses per unit of metal sold ($/ounce)	1,432	18.52
Operating expenses(1)	37.8	0.7	38.5
By-product silver and copper sales			(0.7)
Total cash costs net of by-product revenue			37.8
Units of metal sold (ounces/millions of ounces)	26,359	39,739
Total cash costs on a co-product basis(2) ($/ounce)	1,432	18.5
Total cash costs per gold ounce sold ($/ounce)			1,436
Total co-product cash costs	37.8	0.7
Total cash costs net of by-product revenue			37.8
Sustaining capital expenditures	2.6	0.1	2.6
Reclamation expenses	0.3	-	0.3
Total co-product all-in sustaining costs	40.7	0.8
Total all-in sustaining costs net of by-product revenue			40.8
All-in sustaining costs on a co-product basis(2) ($/ounce)	1,543	19.96
All-in sustaining costs per gold ounce sold ($/ounce)			1,549
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

40

Three months ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	6.4	17.7	0.3	24.5
Units of metal sold (ounces/millions of pounds/millions of ounces)	17,176	19.7	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	375	0.9	4.1
Operating expenses	6.4	17.7	0.3	24.5
Treatment and refining charges on concentrate sales	1.8	5.1	0.1	7.0
Total cash costs	8.3	22.8	0.4	31.4
By-product silver and copper sales				(59.4)
Total cash costs net of by-product revenue				(28.0)
Units of metal sold (ounces/millions of pounds/millions of ounces)	17,176	19.7	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	482	1.16	5.2
Total cash costs per gold ounce sold ($/ounce)				(1,629)
Total co-product cash costs	8.3	22.8	0.4
Total cash costs net of by-product revenue				(28.0)
Sustaining capital expenditures	1.3	3.6	0.1	5.0
Sustaining exploration expense	-	0.1	-	0.1
Reclamation expenses	0.1	0.3	-	0.4
Total co-product all-in sustaining costs	9.7	26.8	0.5
Total all-in sustaining costs net of by-product revenue				(22.4)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	567	1.36	6.12
All-in sustaining costs per gold ounce sold ($/ounce)				(1,306)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Year ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	27.8	75.1	1.4	104.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	72,489	81.1	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	384	0.93	4.53
Operating expenses	27.8	75.1	1.4	104.3
Treatment and refining charges on concentrate sales	8.0	21.6	0.4	30.0
Total cash costs	35.8	96.8	1.8	134.4
By-product silver and copper sales				(252.2)
Total cash costs net of by-product revenue				(117.9)
Units of metal sold (ounces/millions of pounds/millions of ounces)	72,489	81.1	0.3
Total cash costs on a co-product basis(2) ($/ounce or pound)	495	1.19	5.84
Total cash costs per gold ounce sold ($/ounce)				(1,626)
Total co-product cash costs	35.8	96.8	1.8
Total cash costs net of by-product revenue				(117.9)
Sustaining capital expenditures	8.7	23.5	0.4	32.6
Sustaining exploration expense	0.1	0.3	-	0.4
Reclamation expenses	0.5	1.3	-	1.8
Total co-product all-in sustaining costs	45.1	121.9	2.2
Total all-in sustaining costs net of by-product revenue				(83.2)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	623	1.50	7.35
All-in sustaining costs per gold ounce sold ($/ounce)				(1,147)

1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

41

Three months ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	7.3	17.1	0.3	24.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,132	22.0	0.1
Operating expenses per unit of metal sold ($/ounce or pound)	362	0.78	4.45
Operating expenses	7.3	17.1	0.3	24.7
Treatment and refining charges on concentrate sales	2.5	5.8	0.1	8.4
Total cash costs	9.8	23.0	0.5	33.1
By-product silver and copper sales				(60.5)
Total cash costs net of by-product revenue				(27.4)
Units of metal sold (ounces/millions of pounds/millions of ounces)	20,132	22.0	0.1
Total cash costs on a co-product basis(2) ($/ounce or pound)	484	1.04	5.96
Total cash costs per gold ounce sold ($/ounce)				(1,363)
Total co-product cash costs	9.7	23.0	0.4
Total cash costs net of by-product revenue				(27.4)
Sustaining capital expenditures	2.4	5.8	0.1	8.3
Sustaining exploration expense	0.1	0.2	-	0.3
Reclamation expenses	0.2	0.3	-	0.5
Total co-product all-in sustaining costs	12.4	29.3	0.5
Total all-in sustaining costs net of by-product revenue				(18.2)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	617	1.33	7.60
All-in sustaining costs per gold ounce sold ($/ounce)				(909)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
NEW AFTON OPEX, cash costs and AISC reconciliation
Operating expenses(1)	33.4	72.3	1.4	107.1
Units of metal sold (ounces/millions of pounds/millions of ounces)	81,067	84.5	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	412	0.85	5.36
Operating expenses	33.4	72.3	1.4	107.1
Treatment and refining charges on concentrate sales	9.6	20.6	0.5	30.7
Total cash costs	43.0	92.9	1.9	137.8
By-product silver and copper sales				(229.0)
Total cash costs net of by-product revenue				(91.2)
Units of metal sold (ounces/millions of pounds/millions of ounces)	81,067	84.5	0.3
Total cash costs on a co-product basis(2) ($/ounce or pound)	530	1.10	6.89
Total cash costs per gold ounce sold ($/ounce)				(1,126)
Total co-product cash costs	43.0	92.9	1.9
Total cash costs net of by-product revenue				(91.3)
Sustaining capital expenditures	12.2	26.3	0.5	39.1
Sustaining exploration expense	0.3	1.0	-	1.3
Reclamation expenses	0.6	1.2	-	1.8
Total co-product all-in sustaining costs	56.1	121.4	2.4
Total all-in sustaining costs net of by-product revenue				(49.0)
All-in sustaining costs on a co-product basis(2) ($/ounce or pound)	692	1.44	9.00
All-in sustaining costs per gold ounce sold ($/ounce)				(605)
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

42

Three months ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	7.4	0.7	8.1
Units of metal sold (ounces/millions of ounces)	1,122	8,846
Operating expenses per unit of metal sold ($/ounce)	6,583	78.50
Operating expenses(1)	7.4	0.7	8.1
Adjustments(2)	(6.1)	(0.6)	(6.7)
Total cash costs	1.3	0.1	1.4
By-product silver sales			(0.1)
Total cash costs net of by-product revenue			1.3
Units of metal sold (ounces/millions of ounces)	1,122	8,846
Total cash costs on a co-product basis(3) ($/ounce)	1,154	13.76
Total cash costs per gold ounce sold ($/ounce)			1,146
Total co-product cash costs	1.3	0.1
Total cash costs net of by-product revenue			1.3
Sustaining capital expenditures	(1.2)	(0.1)	(1.3)
Total co-product all-in sustaining costs	0.1	-
Total all-in sustaining costs net of by-product revenue			-
All-in sustaining costs on a co-product basis(3) ($/ounce)	120.0	1.43
All-in sustaining costs per gold ounce sold ($/ounce)			14
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include the non-cash inventory write-down associated with Cerro San Pedro transitioning to the reclamation phase of its mine life cycle and social closure costs incurred at Cerro San Pedro included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Year ended December 31, 2018
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	35.4	5.7	41.1
Units of metal sold (ounces/millions of ounces)	10,709	0.1
Operating expenses per unit of metal sold ($/ounce)	3,308	41.76
Operating expenses(1)	35.4	5.7	41.1
Adjustments(2)	(14.5)	(2.4)	(16.9)
Total cash costs	21.0	3.4	24.3
By-product silver sales			(2.2)
Total cash costs net of by-product revenue			22.1
Units of metal sold (ounces/millions of ounces)	10,709	0.1
Total cash costs on a co-product basis(3) ($/ounce)	1,959	24.73
Total cash costs per gold ounce sold ($/ounce)			2,068
Total co-product cash costs	21.0	3.4
Total cash costs net of by-product revenue			22.1
Sustaining capital expenditures	(1.1)	(0.2)	(1.3)
Reclamation expenses	0.7	0.1	0.8
Total co-product all-in sustaining costs	20.6	3.3
Total all-in sustaining costs net of by-product revenue			21.6
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,921	24.25
All-in sustaining costs per gold ounce sold ($/ounce)			2,023
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

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Three months ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	10.6	2.3	12.9
Units of metal sold (ounces/millions of ounces)	7,679	0.1
Operating expenses per unit of metal sold ($/ounce)	1,380	18.03
Operating expenses(1)	10.6	2.3	12.9
Adjustments(2)	0.1	-	0.1
Total cash costs	10.7	2.3	13.0
By-product silver sales			(2.1)
Total cash costs net of by-product revenue			10.9
Units of metal sold (ounces/millions of ounces)	7,679	0.1
Total cash costs on a co-product basis(3) ($/ounce)	1,390	18.16
Total cash costs per gold ounce sold ($/ounce)			1,414
Total co-product cash costs	10.7	2.3
Total cash costs net of by-product revenue			10.9
Reclamation expenses	0.8	0.2	1.0
Total co-product all-in sustaining costs	11.5	2.5
Total all-in sustaining costs net of by-product revenue			11.9
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,498	19.56
All-in sustaining costs per gold ounce sold ($/ounce)			1,545
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	Gold	Silver	Total
CERRO SAN PEDRO OPEX, cash costs and AISC reconciliation
Operating expenses(1)	42.8	9.9	52.7
Units of metal sold (ounces/millions of ounces)	33,228	0.6
Operating expenses per unit of metal sold ($/ounce)	1,287	17.14
Operating expenses(1)	43.1	9.9	52.7
Adjustments(2)	(0.7)	(0.1)	(0.8)
Total cash costs	42.1	9.8	51.9
By-product silver sales			(9.9)
Total cash costs net of by-product revenue			42.0
Units of metal sold (ounces/millions of ounces)	33,228	0.6
Total cash costs on a co-product basis(3) ($/ounce)	1,267	16.87
Total cash costs per gold ounce sold ($/ounce)			1,264
Total co-product cash costs	42.1	9.8
Total cash costs net of by-product revenue			42.0
Sustaining capital expenditures(4)	0.6	0.1	0.7
Reclamation expenses	3.8	0.9	4.6
Total co-product all-in sustaining costs	46.5	10.8
Total all-in sustaining costs net of by-product revenue			47.3
All-in sustaining costs on a co-product basis(3) ($/ounce)	1,397	18.61
All-in sustaining costs per gold ounce sold ($/ounce)			1,425
1.	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
2.	Adjustments include social closure costs that are included in operating expenses.
3.	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.

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Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
MESQUITE OPEX, cash costs and AISC reconciliation
Operating expenses from discontinued operations	10.0	40.9	95.6	122.7
Gold ounces sold	12,300	54,612	115,389	168,800
Operating expenses per gold ounce sold	810	749	828	727
Operating expenses	10.0	40.9	95.6	122.7
Gold ounces sold	12,300	54,612	115,389	168,800
Total cash costs per gold ounce sold ($/ounce)	810	749	828	727
Total cash costs	10.0	40.9	95.6	122.7
Sustaining capital expenditures	1.1	3.9	4.5	12.7
Reclamation expenses	0.3	0.7	2.5	2.3
Total all-in sustaining costs	11.4	45.5	102.6	137.7
All-in sustaining costs per gold ounce sold ($/ounce)	921	833	889	817

Sustaining Capital Expenditures Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Total sustaining capital expenditureS
Mining interests per statement of cash flows	39.4	94.6	213.9	554.2
New Afton growth capital expenditures(1)	(1.0)	(0.3)	(3.3)	(2.9)
Rainy River growth capital expenditures	(6.1)	(80.7)	(28.5)	(496.7)
Blackwater growth capital expenditures	(1.6)	(2.4)	(7.3)	(11.3)
Sustaining capital expenditures from continuing operations	30.7	11.2	174.8	43.3
Sustaining capital from discontinued operations	1.1	16.3	13.2	45.2
Total sustaining capital expenditures	31.8	27.5	188.1	88.5

1.	Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-zone. Growth capital expenditures at Rainy River in the current period is primarily related to the Rainy River underground project and in the prior-year period related to project development (pre-commercial production).

Adjusted Net Earnings from Continuing Operations and Adjusted Net Earnings from Continuing Operations per Share

“Adjusted net earnings from continuing operations” and “adjusted net earnings from continuing operations per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Impairment losses;
•	Inventory write-downs;
•	Items included in “Other gains and losses” as per Note 5 of the Company’s consolidated financial statements; and
•	Certain non-recurring items.

Earnings from continuing operations have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation; share purchase warrants and the gold and copper option contracts and copper forward contracts; foreign exchange gain or loss and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.

The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

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Adjusted net earnings are intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Three months ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017
adjusted earnings FROM CONTINUING OPERATIONS reconciliation
Loss before taxes from continuing operations	(663.7)	(317.7)
Other (gains) losses(1)	(14.3)	24.2
Asset impairment	671.1	268.4
Corporate restructuring	1.8	4.2
Inventory impairment	6.4	-
Adjusted net earnings (loss) before taxes from continuing operations	1.3	(20.9)
Income tax (expense) recovery	(64.0)	90.8
Income tax adjustments	85.4	(91.4)
Adjusted income tax recovery (expense)	21.4	(0.6)
Adjusted net earnings (loss) from continuing operations	22.7	(21.5)
Adjusted earnings (loss) from continuing operations per share (basic and diluted)	0.04	(0.04)

1.	Please refer to Note 5 of the Company’s audited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

	Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2016
adjusted earnings FROM CONTINUING OPERATIONS reconciliation
Loss before taxes from continuing operations	(1,096.0)	(242.6)	(45.2)
Other (gains) losses(1)	(18.1)	(46.6)	13.2
Asset impairment	1,054.8	268.4	6.4
Corporate restructuring	4.1	4.2	-
Gain on modification of long-term debt	-	(3.3)	-
Inventory impairment	16.9	-	27.3
Adjusted net (loss) earnings before taxes from continuing operations	(38.3)	(19.9)	1.7
Income tax recovery	25.2	84.6	2.2
Income tax adjustments	2.5	(85.7)	(12.8)
Adjusted income tax recovery (expense)	27.7	(1.1)	(10.6)
Adjusted net loss from continuing operations	(10.6)	(21.0)	(8.9)
Adjusted loss from continuing operations per share (basic and diluted)	(0.02)	(0.04)	(0.02)

1.	Please refer to Note 5 of the Company’s audited condensed consolidated financial statements for a detailed breakdown of other gains and losses.

46

Operating Cash Flows Generated from Continuing Operations, before Changes in Non-Cash Operating Working Capital

“Operating cash flows generated from continuing operations, before changes in non-cash operating working capital” is a non-GAAP financial measure with no standard meaning under IFRS, which excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company’s ability to generate cash from its operations before temporary working capital changes.

Operating cash flows generated from operations, before non-cash changes in working capital is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

Three months December 31			Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017	2016
cash reconciliation
Cash generated from continuing operations	57.8	58.4	193.0	197.1	165.8
Add back (deduct): Change in non-cash operating working capital from continuing operations	17.0	(19.3)	71.6	(43.8)	1.7
Cash generated from continuing operations before changes in non-cash operating working capital	74.8	39.1	264.6	153.3	167.5
Cash generated from discontinued operations(1)	5.2	60.6	52.1	145.1	116.4
Add back (deduct): Change in non-cash operating working capital from discontinued operations(1)	(0.1)	(6.7)	20.4	0.8	(17.9)
Cash generated from operations before changes in non-cash operating working capital	79.9	93.0	337.1	299.2	301.8
1.	Please refer to Note 15 of the Company’s audited consolidated financial statements for a breakdown of the earnings (loss) from Mesquite and Peak Mines, which were classified as discontinued operations.

47

Operating Margin

“Operating margin” is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company’s aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges. Operating margin is calculated as revenue less operating expenses and therefore does not include depreciation and depletion. Operating margin is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregated and mine-by-mine basis.

Operating Margin Reconciliation Tables

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017
TOTAL OPERATING MARGIN
Revenue	157.4	123.5	604.5	388.7
Less: Operating expenses	75.9	76.1	325.4	198.3
Total operating margin	81.5	47.4	279.1	190.4

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017
RAINY RIVER OPERATING MARGIN
Revenue	82.2	34.3	274.4	34.3
Less: Operating expenses	43.3	38.5	179.9	38.5
Rainy River operating margin	38.9	(4.2)	94.5	(4.2)

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017
New Afton OPERATING MARGIN
Revenue	73.7	77.3	314.1	302.0
Less: Operating expenses	24.5	24.7	104.3	107.1
New Afton operating margin	49.2	52.6	209.8	194.9

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017
CERRO San Pedro OPERATING MARGIN
Revenue	1.5	11.9	16.0	52.4
Less: Operating expenses	8.1	12.9	41.2	52.7
Cerro San Pedro operating margin	(6.6)	(1.0)	(25.2)	(0.3)

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars)	2018	2017	2018	2017
Mesquite OPERATING MARGIN
Revenue(1)	15.1	70.0	146.1	215.7
Less: Operating expenses	10.0	40.9	95.6	122.7
Mesquite operating margin	5.1	29.1	50.5	93.0
1.	Please refer to Note 15 of the Company’s audited consolidated financial statements for a detailed breakdown of the earnings from Mesquite, which has been classified as a discontinued operation.

48

Average Realized Price

“Average realized price per ounce of gold sold” is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold sales. Average realized price is intended to provide additional information only and does not have any standardized meaning under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Total AVERAGE REALIZED PRICE FROM CONTINUING OPERATIONS
Revenue from gold sales	101.9	66.4	368.2	170.2
Treatment and refining charges on gold concentrate sales	1.8	2.5	8.0	9.6
Gross revenue from gold sales	103.7	68.9	376.2	179.8
Gold ounces sold	84,421	54,170	298,002	140,654
Total average realized price per gold ounce sold ($/ounce)	1,230	1,268	1,263	1,278

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	81.2	33.6	270.6	33.6
Gold ounces sold	66,123	26,359	214,804	26,359
Rainy River average realized price per gold ounce sold ($/ounce)	1,229	1,276	1,260	1,276

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
new afton AVERAGE REALIZED PRICE
Revenue from gold sales	19.3	22.9	83.8	94.1
Treatment and refining charges on gold concentrate sales	1.8	2.5	8.0	9.6
Gross revenue from gold sales	21.1	25.4	91.8	103.7
Gold ounces sold	17,176	20,132	72,489	81,067
New Afton average realized price per gold ounce sold ($/ounce)	1,237	1,254	1,266	1,280

Three months ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017	2018	2017
Cerro San Pedro AVERAGE REALIZED PRICE
Revenue from gold sales	1.4	9.8	13.8	42.5
Gold ounces sold	1,122	7,679	10,709	33,228
Cerro San Pedro average realized price per gold ounce sold ($/ounce)	1,243	1,279	1,291	1,278

49

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS

The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. The following is a summary of certain risks facing the Company. For a more comprehensive discussion of these and other risks facing Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.

Financial Risk Management

The Company holds a mixture of financial instruments, which are classified and measured as follows. For a discussion of the methods used to value financial instruments, as well as any significant assumptions, refer to Note 2 to our audited consolidated financial statements for the years ended December 31, 2018 and 2017.

		As at December 31, 2018		As at December 31, 2017
(in millions of U.S. dollars)	Category	Level		Level
FINANCIAL ASSETS
Cash and cash equivalents	Loans and receivables at amortized cost		103.7		216.2
Trade and other receivables	Loans and receivables at amortized cost		36.6		29.0
Provisionally priced contracts	Financial instruments at FVTPL	2	(1.6)	2	4.2
Gold and copper swap contracts	Financial instruments at FVTPL	2	0.9	2	(6.1)
Copper price options	Financial instruments at FVTPL	2	0.7	2	-
Proceeds due from income tax refunds at Mesquite(2)	Financial Instruments at FVTPL	3	8.5	3	-
Investments	Financial instruments at FVTPL	1	0.8	1	1.0

FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		101.3		146.0
Long-term debt	Financial liabilities at amortized cost		780.5		1,007.7
Gold stream obligation	Financial instruments at FVTPL	3	182.4	3	273.5
Performance share units	Financial instruments at FVTPL	3	0.2	3	1.8
Restricted share units	Financial instruments at FVTPL	1	0.3	1	0.8
Copper price option contracts	Financial instruments at FVTPL	2	-	2	4.1
Gold price option contracts	Financial instruments at FVTPL	2	4.8	2	-
1.	Trade and other payables exclude the short-term portion of reclamation and closure cost obligations.
2.	Proceeds due from income tax refunds at Mesquite are included in other non-current assets on the consolidated statement of financial position.

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables, investments, options, swaps, and forward contracts; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2018 is not considered high.

50

The Company’s maximum exposure to credit risk at December 31, 2018 and December 31, 2017 is as follows:

As at December 31		As at December 31
(in millions of U.S. dollars, except where noted)	2018	2017
CREDIT RISK EXPOSURE
Cash and cash equivalents	103.7	216.2
Trade and other receivables	35.9	27.1
Total financial instrument exposure to credit risk	139.6	243.3

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S. The Company employs a restrictive investment policy, which is described in Note 21 to our audited consolidated financial statements for the years ended December 31, 2018 and 2017.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20 to our audited consolidated financial statements for the years ended December 31, 2018 and 2017.

The following are the contractual maturities of debt commitments and certain other obligations. The amounts presented represent the future undiscounted cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

				As at December 31		As at December 31
(in millions of U.S. dollars, except where noted)	< 1 year	1-3 years	4-5 years	After 5 years	2018 Total	2017 Total
DEBT COMMITMENTS
Trade and other payables	112.6	-	-	-	112.6	153.7
Long-term debt	-	-	500.0	300.0	800.0	1.030.0
Interest payable on long-term debt	50.3	100.8	65.5	26.3	242.9	292.9
Gold stream obligation	19.2	43.5	55.2	149.6	267.5	290.5
Total debt commitments	182.1	144.3	620.7	475.9	1,423.0	1,767.1

The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold, copper and silver, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures, which may impact production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

51

Currency Risk

The Company operates in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate.

Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, and reclamation and closure cost obligations. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

Year ended December 31, 2018
(in millions of U.S. dollars, except where noted)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	12.9	0.6
Trade and other receivables	9.9	4.9
Income tax receivable	-	4.6
Trade and other payables	(105.0)	(14.1)
Deferred tax liability	(41.5)	-
Reclamation and closure cost obligations	(72.6)	(13.5)
Performance share units and restricted share units	(0.5)	-
Total exposure to currency risk	(196.8)	(17.5)

	Year ended December 31, 2017
(in millions of U.S. dollars, except where noted)	CAD	AUD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	16.6	5.9	1.5
Trade and other receivables	19.5	-	6.2
Income tax receivable/(payable)	0.4	-	4.2
Deferred tax asset	130.5	-	-
Trade and other payables	(141.6)	-	(11.5)
Deferred tax liability	(183.9)	-	(0.1)
Reclamation and closure cost obligations	(84.6)	-	(11.7)
Performance share units and Restricted share units	(2.8)	(2.6)	-
Total exposure to currency risk	(245.9)	3.3	(11.4)

Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) from the financial instruments presented by the amounts shown below.

52

Year ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2018	2017
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	19.7	24.6
Australian dollar	-	(0.6)
Mexican peso	1.8	1.1

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Credit Facility interest is variable and a 1% change in interest rates would result in a difference of approximately $1.5 million in interest paid for the year ended December 31, 2018.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates that may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $2.0 million in interest earned by the Company for the year ended December 31, 2018. The Company has not entered into any derivative contracts to manage this risk.

Metal and input price risk

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold, copper and silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic conditions;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other large holders, including speculators;
•	demand for jewellery containing gold; and
•	investment activity, including speculation, in gold as a commodity.

For the year ended December 31, 2018, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can impact the Company’s revenue and working capital position. The Company’s 2019 exposure to changes in gold and copper prices has been significantly reduced as the Company has entered into price option contracts (whereby it sold a series of call option contracts and purchased a series of put option contracts) to reduce exposure to changes in gold and copper prices. The Company entered into the 2019 gold and copper price option contracts to reduce exposure to fluctuations in gold and copper prices during the completion of remaining mine construction at Rainy River and relaunch the development of the New Afton C-zone.

Reserve calculations and mine plans using significantly lower gold, silver, copper and other metal prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site. Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

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The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices of commodities and other inputs it consumes or uses in its operations, such as lime, sodium cyanide and explosives. The prices of such commodities and inputs are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition.

For the period ended December 31, 2018, the Company’s revenue and cash flows were impacted by gold prices in the range of $1,178 to $1,354 per ounce, and by copper prices in the range of $2.64 to $3.27 per pound. Low metal prices could cause continued developments of, and commercial production from, the Company’s properties to be uneconomic.

An increase in gold, copper and silver prices would increase the Company’s net earnings, whereas an increase in fuel or restricted share unit vested prices would decrease the Company’s net earnings. A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes and other comprehensive income before taxes as follows:

Year ended December 31			Year ended December 31
(in millions of U.S. dollars, except where noted)	2018 Net Earnings (Loss)	2018 Other Comprehensive Income (Loss)	2017 Net Earnings (Loss)	2017 Other Comprehensive Income (Loss)
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	37.6	-	52.5	-
Copper price	6.5	-	9.0	-
Fuel and electricity price	5.5	-	4.6	0.3

Other Risks

Production Estimates

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. The Company’s production forecasts are based on full production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing and mill availability, and the receipt and maintenance of permits. The Company’s actual production may vary from its estimates for a variety of reasons, including, those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and, to a lesser extent, Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and events that impact production levels.

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New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations and financial condition.

Government Regulation

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations. Amendments to current laws, regulations and permits governing operations or development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on the Company’s results of operations or financial position, or could require abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” below). The Company could be forced to compensate those suffering loss or damage by reason of its mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs and delay or curtail or otherwise negatively impact the Company’s operations and other activities.

Permitting

The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining and renewing required permits or obtaining additional permits.

New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

In October 2016, the Canadian federal and provincial governments entered into a memorandum of understanding regarding the environmental assessment process for the Blackwater project with the Ulkatcho First Nation and the Lhoosk’uz Dené Nation to facilitate government-to-government collaboration in such process. In addition, in April 2015, the provincial government entered into an agreement with the Nadleh Whuten First Nation, Saik’uz First Nation, Stellat’en First Nation and other First Nations included in the Carrier Sekani Tribal Council to facilitate a government-to-government relationship based on collaboration in connection with natural resource development carried on in their traditional territories, including the Blackwater project. New Gold continues to engage First Nations who have interests in the Blackwater project area. New Gold anticipates receiving environmental assessment approval for the Blackwater project in 2019, however, there can be no assurance that such approval will be obtained on such timeline or at all.

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In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. An inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits would materially reduce the Company’s production and cash flow and could undermine its profitability.

Dependence on the Rainy River and New Afton mines

The Company’s operations at the Rainy River and New Afton Mines are expected to account for substantially all of the Company’s gold and copper production in 2019. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for a substantial portion of its cash flow provided by operating activities.

Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected geologic formations, seismic activity, rock bursts, rock slides, cave-ins, slope or pit wall failures, flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact the drilling and removal of material. Block caving activities, including at the New Afton Mine, generally result in surface subsidence. The configuration of subsidence presently occurring above the west cave at the New Afton Mine is slightly offset from the original model, which is thought to be driven largely by the weaker rockmass located south of the cave footprint. The subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by operational problems such as a failure of a production hoist, filter press, SAG mill or other equipment, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, interruptions in electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period. The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

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Risks Related to Further Processing

The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. Treatment and refining charges are also subject to fluctuations, which could negatively impact the Company’s revenue or expenses.

In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred. The Company is exposed to risks related to the cost and availability of transportation and storage facilities associated with Unrefined Product, and the Company may not be able to make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company is dependent on the Port of Vancouver for the storage and transportation of all concentrate from New Afton; in the event the Port of Vancouver is closed, there is no commercial alternative port available. There can be no assurance that the Company will be able to continue to sell and process its Unrefined Product, including the related transportation and storage, on reasonable commercial terms or at all.

Exploration and Development Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company or any of its partners will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.

Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company is in the process of constructing a water treatment plant and expanding the tailings management area at Rainy River. At New Afton, the Company is commencing mine development in 2019 of the C-zone expansion. The development of the underground mine at Rainy River is expected to commence in 2020. The Blackwater project is in the permitting stage. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, can have risks and uncertainties similar to development projects.

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A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations in connection with the Blackwater project. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting” above.

Risks related to Rainy River’s early years of production

The first few years of production for the Rainy River Mine is subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems leading up to and during beginning period of production, including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, mineral reserves and mineral resources projected by the most recent Technical Report, and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Rainy River may encounter problems, be subject to delays or have other material adverse consequences for the Company during its first few years of production, including its operating results, cash flow and financial condition.

Financing Risks

The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company, and, if raised by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production on any or all of the Company’s mineral properties. The cost and terms of such financing may significantly reduce the expected benefits from new developments and/or render such developments uneconomic.

Need for Additional Mineral Reserves and Mineral Resources

Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of Reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if Reserves are mined without adequate replacement.

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Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.

Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.

Impairment

On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment. Impairment assessments are conducted at the level of CGUs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including estimates of production levels, operating costs and capital expenditures reflected in New Gold’s life-of-mine plans, the value of in-situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, copper and silver prices, discount rates, foreign exchange rates, and observable net asset value multiples. It is possible that the actual fair value could be significantly different from those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

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Title Claims and Rights of Indigenous Peoples

Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Aboriginal peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Environmental Risk

The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner, which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and results from operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.

New Gold may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. New Afton has also been used for mining and related operations for many years before the Company acquired it and was acquired as is or with assumed environmental liabilities from previous owners or operators. The Company has been required to address contamination at its properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks, discharges or contamination that may arise from its ongoing operations or other contingencies. The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.

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Production at certain of the Company’s mines involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.

Insurance and Uninsured Risks

New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to its properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs

The Company’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds are generally issued under the Company’s credit facilities; increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

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Debt and Liquidity Risk

As of December 31, 2018, the Company had long-term debt comprising of two series of notes having an aggregate face value of $800 million. In addition, the Company has a $400 million Credit Facility. The Company’s ability to make scheduled payments of the principal of, to pay interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.

The Company may not continue to generate cash flow from operations in the future sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase New Gold’s borrowing costs.

If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results from operations and financial condition.

The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2022 Unsecured Notes and 2025 Unsecured Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2022 Unsecured Notes and/or the 2025 Unsecured Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.

Litigation and Dispute Resolution

From time to time New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition. See “Legal Proceedings and Regulatory Actions”.

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Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including Aboriginal land claims, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties or the economics of is mineral properties may be impacted. An impairment to or defect in the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Hedging Risks

From time to time the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, silver prices, copper prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, it may also prevent New Gold from benefitting fully from a positive price change.

Climate Change Risks

Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, precipitation levels and other weather events; (ii) changes to laws and regulations related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extreme temperatures, precipitation levels and other weather events. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel and production disruptions.  Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in the summer of 2017, which could cause production disruptions or damage site infrastructure. Increases in precipitation levels could also lead to water management challenges. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations and disrupt production. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate.

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Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. For example, the Company’s operations will pay Canadian Federal and Provincial carbon taxes in 2019.

Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity, and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may cause limited availability or higher price for these goods and services, which could result in higher costs or production disruptions.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

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CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in the Company’s audited consolidated financial statements for the year ended December 31, 2018.

ACCOUNTING POLICIES

The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the audited consolidated financial statements.

Changes in accounting policies

Revenue

The IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company has adopted IFRS 15 effective January 1, 2018 applying the retrospective method of transition.

The standard requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. For the Company's concentrate sales, the seller may contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, is deferred and recognized over time as the obligations are fulfilled, along with the associated costs. The impact of this change on the amount of revenue recognized in a year is not significant. As a result, there have been no changes in the amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of and under the supervision of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2018. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

Internal Controls over Financial Reporting

New Gold’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 based on the 2013 updated Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Limitations of Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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MINERAL RESERVES AND MINERAL RESOURCES

Mineral Reserves

New Gold’s Mineral Reserve estimates as at December 31, 2018, exclusive of Peak Mines and Mesquite, is presented in the following table.

MINERAL RESERVES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	18,663	1.24	2.4	-	744	1,450	-
Probable	47,670	1.18	3.0	-	1,810	4,542	-
Open Pit P&P (direct proc.)	66,333	1.20	2.8	-	2,554	5,993	-
Underground
Proven	-	-	-	-	-	-	-
Probable	8,954	3.55	9.5	-	1,021	2,728	-
Underground P&P (direct proc.)	8,954	3.55	9.5	-	1,021	2,728	-
Total Direct Processing Reserves	75,287	1.48	3.6	-	3,575	8,721	-
Low grade reserves
Open Pit
Proven	8,430	0.36	2.0	-	97	541	-
Probable	32,714	0.35	2.3	-	366	2,428	-
Open Pit P&P (low grade)	41,145	0.35	2.2	-	463	2,969	-
Surface Stockpiles
Proven	7,307	0.63	1.8	-	147	426	-
Total Low Grade Reserves	48,452	0.39	2.2	-	611	3,395	-
Combined Direct proc. & Low grade
Proven	34,400	0.89	2.2	-	989	2,417	-
Probable	89,339	1.11	3.4	-	3,197	9,699	-
Total Rainy River P&P	123,739	1.05	3.0	-	4,186	12,116	-
NEW AFTON
A&B Zones
Proven	-	-	-	-	-	-	-
Probable	25,731	0.51	1.9	0.74	420	1,612	420
C-zone
Proven	-	-	-	-	-	-	-
Probable	26,911	0.76	1.9	0.82	657	1,668	484
Total New Afton P&P	52,642	0.64	1.9	0.78	1,077	3,280	903
BLACKWATER
Direct processing reserves
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P (direct proc.)	294,300	0.79	4.7	-	7,510	44,400	-
Low grade reserves
Proven	20,100	0.50	3.6	-	330	2,300	-
Probable	30,100	0.34	14.6	-	330	14,100	-
P&P (low grade)	50,200	0.40	10.2	-	650	16,400	-
Combined Direct proc. & Low grade
Proven	144,600	0.88	5.3	-	4,110	24,400	-
Probable	199,800	0.63	5.7	-	4,050	36,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
Total Proven & Probable Reserves					13,433	76,136	903

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

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Mineral Resources

Mineral Resource estimates as at December 31, 2018, exclusive of Peak Mines and Mesquite, are presented in the following tables:

MEASURED & INDICATED MINERAL RESOURCES (Exclusive of Mineral Reserves)
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	2,990	1.13	5.6	-	109	534	-
Indicated	26,370	1.13	3.3	-	955	2,759	-
Open Pit M&I (direct proc.)	29,360	1.13	3.5	-	1,064	3,292	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	7,908	3.06	8.6	-	778	2,188	-
Underground M&I (direct proc.)	7,908	3.06	8.6	-	778	2,188	-
Low grade resources
Open Pit
Measured	2,465	0.35	3.1	-	28	248	-
Indicated	23,135	0.36	2.1	-	269	1,592	-
Open Pit M&I (low grade)	25,600	0.36	2.2	-	297	1,840	-
Combined M&I
Measured	5,455	0.78	4.5	-	137	782	-
Indicated	57,412	1.08	3.5	-	2,002	6,539	-
Total Rainy River M&I	62,867	1.06	3.6	-	2,139	7,321	-
NEW AFTON
A&B Zones
Measured	15,239	0.64	2.0	0.86	315	972	289
Indicated	8,530	0.51	2.8	0.77	140	776	145
A&B Zone M&I	23,769	0.60	2.3	0.83	455	1,748	434
C-zone
Measured	5,711	0.79	2.0	0.96	144	366	120
Indicated	11,976	0.72	2.1	0.87	279	809	230
C-zone M&I	17,687	0.74	2.1	0.90	423	1,174	350
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	10,951	0.52	2.1	0.44	183	722	107
HW Lens M&I	10,951	0.52	2.1	0.44	183	722	107
Combined M&I
Measured	20,950	0.68	2.0	0.89	459	1,338	410
Indicated	31,457	0.60	2.3	0.69	602	2,307	481
Total New Afton M&I	52,407	0.63	2.2	0.77	1,061	3,645	891
BLACKWATER
Direct processing resources
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,249	0.84	4.6	-	1,225	6,692	-
M&I (direct proc.)	45,537	0.85	4.6	-	1,238	6,753	-
Low grade resources
Measured	-	-	-	-	-	-	-
Indicated	15,779	0.32	3.9	-	162	1,980	-
M&I (low grade)	15,779	0.32	3.9	-	162	1,980	-
Total Blackwater M&I	61,316	0.71	4.4	-	1,400	8,733	-
Total M&I RESOURCES					4,600	19,699	891

Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

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Inferred Mineral Resources

INFERRED MINERAL RESOURCES
		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	5,883	1.17	3.1	-	222	578	-
Underground	1,270	3.68	3.8	-	150	156	-
Total Direct Processing	7,153	1.62	3.2	-	372	733	-
Low grade resources
Open Pit	6,049	0.37	1.4	-	72	274	-
Rainy River Inferred	13,202	1.05	2.4	-	444	1,007	-
NEW AFTON
A&B Zones	6,530	0.35	1.4	0.38	74	295	54
C-zone	7,034	0.43	1.4	0.51	98	309	77
HW Lens	-	-	-	-	-	-	-
New Afton Inferred	13,564	0.39	1.4	0.45	172	605	132
BLACKWATER
Direct processing	13,905	0.76	4.0	-	341	1,788	-
Low grade resources	4,207	0.33	3.4	-	44	460	-
Blackwater Inferred	18,112	0.66	3.9	-	385	2,248	-
Total Inferred					1,001	3,860	132

Notes to the mineral reserve and mineral resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates

1.	New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2.	All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective December 31, 2018.

3.	New Gold’s year-end 2018 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,275	$17.00	$3.00	$1.30
Mineral Resources	$1,350	$18.00	$3.25	$1.30

4.	Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.30 – 0.50 g/t AuEq	0.30 – 0.50 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	2.20 g/t AuEq	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	C$ 17.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	C$ 24.00/t
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P low grade material:	0.32 g/t AuEq

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5.	New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves. Numbers may not add due to rounding.

6.	Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7.	The preparation of New Gold's consolidated statement and estimation of mineral reserves has been completed under the oversight and review of Mr. Nicholas Kwong, Director of Technical Services for the Company. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers Ontario. Preparation of New Gold’s has consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Mark Petersen, a consultant to New Gold and former Vice President, Exploration for the Company. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Kwong and Mr. Petersen are "Qualified Persons" as defined by NI 43-101.

CAUTIONARY NOTES

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category through additional exploration drilling and technical evaluation. Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

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Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include those under the heading “Outlook for 2019” and “Development and Exploration Review” include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Blackwater and New Afton C-zone; planned activities for 2019 and beyond at the Company’s operations and projects, as well as planned exploration activities, expenses; expected permitting and development activities for Blackwater and the New Afton C-zone and production, costs, economics, grade and other operating parameters of Rainy River and New Afton; planned development activities and timing for 2019 and future years at the Rainy River Mine,.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, New Gold’s Annual Information Form and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar and, to a lesser extent, the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for New Afton C-zone and Blackwater being realized; and (10) in the case of production, cost and expenditure outlooks at operating mine’s for 2019, metals and commodity prices, exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes of 2019 guidance.

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Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; changes in national and local government legislation in Canada and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for New Afton C-zone and Blackwater; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for New Afton C-zone and Blackwater; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision for Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available on SEDAR at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to the operation of New Gold’s operating mine’s and Mineral Reserves contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Technical Services of New Gold.  The scientific and technical information relating to Mineral Resources contained herein has been reviewed and approved by Mr. Mark A. Petersen a consultant to New Gold and its former Vice President, Exploration. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers Ontario. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Kwong and Mr. Petersen are "Qualified Persons" for the purposes of NI 43-101.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. New Gold’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, contain further details regarding Mineral Reserve and Mineral Resource estimates, classification and reporting parameters, key assumptions and associated risks for each of New Gold's mineral properties, including a breakdown by category.

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